

MARTEN TRANSPORT, LTD.

2023 Annual Report



Who We Are

Marten Transport, Ltd., with headquarters in Mondovi, Wisconsin, strives to be the premier supplier of time and temperature-sensitive and dry transportation and distribution services to customers in the United States, Mexico and Canada. Our multifaceted business offers a network of truck-based transportation capabilities across our five distinct business platforms.

Truckload – regional and over-the-road fleets, both temperature-controlled and dry van, operating from Marten's 15 regional operating centers.

Dedicated – customized solutions tailored to each individual customer's requirements utilizing refrigerated trailers, dry vans and other specialized equipment.

Intermodal – refrigerated COFC (container on flatcar) services providing the economies and energy efficiencies of long-haul rail transportation with extended door-to-door support from Marten's truck network.

Brokerage – surge flexibility to supplement Marten's capabilities through temperature-controlled and dry van services provided by smaller third-party carriers.

MRTN de México – industry-leading door-to-door temperature-controlled and dry van services between Mexico, the United States and Canada utilizing our Mexican partner carriers within Mexico.

We will accomplish our mission by exceeding the expectations of our customers, employees, stockholders and society. We serve customers with demanding delivery deadlines, as well as those who ship products requiring modern temperature-controlled trailers and containers to protect goods.

Founded in 1946, we have been a public company since 1986. Our common stock trades on the NASDAQ Global Select Market under the symbol MRTN. At December 31, 2023, we employed 4,213 people, including drivers, office personnel and mechanics.

Five-Year Financial Summary

		Years ended December 31,			
(Dollars in thousands, except per share amounts)	**2023**	2022	2021	2020	2019
For the Year					
Operating revenue	**$1,131,455**	$1,263,878	$973,644	$874,374	$843,271
Operating income	**90,110**	143,344	111,689	93,246	76,498
Net income	**70,373**	110,354	85,428	69,500	61,071
Operating ratio[1]	**92.0%**	88.7%	88.5%	89.3%	90.9%
Operating ratio, net of fuel surcharges[2]	**90.7%**	86.4%	87.0%	88.2%	89.7%
Per-Share Data[3]					
Basic earnings per common share	**$ 0.87**	$ 1.35	$ 1.03	$ 0.84	$ 0.75
Diluted earnings per common share	**0.86**	1.35	1.02	0.84	0.74
Dividends declared per common share	**0.24**	0.24	0.66	0.633	0.513
Book value	**9.31**	8.68	7.85	7.50	7.28
At Year End					
Total assets	**$ 990,339**	$ 965,679	$ 870,690	$ 831,636	$ 796,586
Long-term debt	**–**	–	–	–	–
Stockholders' equity	**757,386**	703,919	651,677	620,333	597,589

(1) Represents operating expenses as a percentage of operating revenue.

(2) Represents operating expenses as a percentage of operating revenue, with both amounts net of fuel surcharges.

(3) The amounts for 2019 have been restated to reflect the three-for-two stock split effected in the form of a 50% stock dividend on August 13, 2020.

To Our Stockholders and Employees

Along with the entire trucking industry, Marten Transport was severely pressured by an unprecedented freight recession in 2023—quarter after quarter of a national decline in freight volume amid inflationary operating costs. Shipping rates plummeted to unacceptable levels, thoroughly disrupting established freight networks.

No carrier is immune to market forces of this depth and duration—the most severe down cycle in Marten's 78-year history. But Marten proved more resistant than most. Just as the diversity and flexibility of our business model were the keys to our double-digit profit growth in each of 2018 through 2022 (excluding a deferred income taxes benefit in 2017), they provided the operational agility needed to minimize the overall hit to our profitability in 2023's freight and rate recession/cost inflation environment.

2023 Financial Results

Operating revenue was $1.131 billion for 2023, compared with 2022's record $1.264 billion. Excluding fuel surcharges, operating revenue was $972.0 million for 2023, compared with $1.053 billion for 2022. Fuel surcharge revenue declined to $159.4 million from $210.4 million for 2022.

Operating income was $90.1 million for 2023, compared with 2022's record $143.3 million. Our 2023 operating ratio (operating expenses as a percentage of operating revenue) was 92.0% versus 88.7% for 2022. Excluding fuel surcharges, the ratio was 90.7% for 2023 and 86.4% for 2022.

Net income for 2023 was $70.4 million, or 86 cents per diluted share, compared with $110.4 million, or $1.35 per diluted share, for 2022.

Playing Defense

The Marten business model is unique in our industry—regional in structure, national in scope, international in reach. And multifaceted. It has guided our transition into five distinct but complementary business platforms operating across 15 regional centers: Truckload, Dedicated, Intermodal, Brokerage and MRTN de México. Together they form a network of premium truck-based capabilities aimed at providing the best, most-efficient service solutions for our customers. Their collaborative flexibility offers the kind of agility that is particularly valuable in covering the fast-changing needs of our customers.

In the hands of an experienced and dedicated national team, the Marten model kept us on the offensive since 2010, creating and capitalizing on opportunities for profitable growth regardless of market conditions, and capping that run with best-ever results in virtually every key performance category in 2022. But 2023's punishing freight recession has required us to play defense—to use our operating strengths to minimize the impact of threats such as industry rate declines that reached levels too low to cover costs.

We continue to work through these challenges without compromising on the value of our premium services—a decision made with confidence in the disciplined management of our freight base and our established position and prospects for profitable growth over the long term. We have not agreed to any rate reductions since last August.

Each of our five business platforms continues to play an important role in the implementation of Marten's strategic vision and plan, both individually and through collaborative interaction. Each is positioned to capitalize on growth opportunities as the market moves beyond the freight recession.

Truckload – For 2023, Truckload revenue was $465.5 million versus $500.5 million for 2022. Excluding fuel surcharges, Truckload revenue was $395.6 million, compared with $411.4 million for 2022. Operating income was $24.8 million for 2023, down from $59.4 million for 2022. The 2023 Truckload operating ratio was 94.7%, and the operating ratio, net of fuel surcharges, was 93.7%.

Dedicated – Dedicated revenue was $408.3 million for 2023, compared with $429.1 million for 2022. Excluding fuel surcharges, 2023 Dedicated revenue was $335.0 million, slightly down from $337.0 million for 2022. Operating income was $48.4 million, compared with $50.6 million for 2022. The 2023 Dedicated operating ratio was 88.2%, unchanged from 2022, and the operating ratio, net of fuel surcharges, was 85.6%.

Intermodal – Intermodal revenue declined to $92.1 million from $129.8 million for 2022, reflecting the reduced industry demand for intermodal given the much lower truckload rates. Excluding fuel surcharges, 2023 Intermodal revenue was $75.9 million, compared with $100.5 million for 2022. We had an operating loss of $156,000 in 2023, compared with operating income of $10.6 million for 2022. The 2023 Intermodal operating ratio was 100.2%, both before and after fuel surcharges.



Brokerage – Brokerage revenue was $165.6 million for 2023 versus $204.6 million for 2022. Brokerage operating income was $17.1 million, compared with $22.7 million for 2022. The 2023 Brokerage operating ratio was 89.7%.

MRTN de México – Operating profitably within our Truckload and Brokerage segments, MRTN de México contributed $79.2 million in operating revenue, excluding fuel surcharges, in 2023. This business offers our customers door-to-door temperature-controlled and dry van service between the United States and Mexico utilizing our Mexican partner carriers within Mexico.

Working Smart

Marten people worked smart and hard to maneuver us through the disruption of our freight network resulting from the loss of freight to carriers willing to handle it unprofitably. To counter unacceptable rate reductions, we moved to add customers by adding a half dozen new sales team members drawn internally from our operations staff. While something of a contrarian approach in a down market, it worked. We added 223 shipper codes from 107 new customers.

The flexibility of our Brokerage segment proved especially valuable in 2023. While Brokerage revenue was down after increases of 40.8% and 50.2% the previous two years, the load count held up relatively well through the growth of both our dry van and non-dedicated loads. We focused on increasing our volume of non-dedicated and dry van freight in response to the rate-related decline in dedicated brokerage loads that started in 2022. To protect our future Brokerage growth, we have diversified our freight base from 90 customers at the start of 2022 to an average of 140 customers throughout 2023.

A performance that stood out was the continued profitable development of MRTN de México, which has consistently been our most profitable platform. We've had seven consecutive quarterly increases in dry truckload and brokerage loads since we expanded into dry freight with our Mexico operations in February 2022.

We remain committed to making Marten the best carrier in the industry for drivers to work for—the best and safest jobs for the best and safest drivers. Unlike the other major carriers, we hire only experienced drivers. Our dedicated and regional structure offers more attractive route options,

more time at home. We lead with our compensation, health coverage, technology and safety. Our tractors are the safest available, equipped with radar-based collision avoidance, lane departure and blind spot detection systems. We pay our drivers for shutting down in inclement weather—because safety is our No. 1 priority, and our drivers represent our No. 1 investment. We have been rewarded with the finest professional driver group in the industry.

Marten has one of the superior track records in the industry, thanks in large measure to the disciplined execution of our unique business model by our people utilizing our adaptive and proprietary operating technology, as demonstrated by these key financial performance measures: 12 consecutive years of our then-best operating revenue, excluding fuel surcharges (2011-2022); three consecutive years with our then-best operating ratio, net of fuel surcharges, since we became a public company in 1986 (2020-2022); and five consecutive double-digit percentage increases in annual earnings, excluding a deferred income taxes benefit in 2017 (2018-2022). These performances illustrate our objective of building a base for consistent profitable growth over time. That objective remains unchanged.

We remain focused on minimizing the freight market's impact on our operations while investing in and positioning our operations to capitalize on profitable organic growth opportunities as the market moves toward equilibrium – with fair compensation for our premium services.



Sincerely,

Randolph L. Marten
Executive Chairman of the Board

February 14, 2024

This Annual Report contains forward-looking statements that involve risks and uncertainties that could cause results to differ materially from those projected. Please refer to the "Risk Factors" section in Item 1A of the attached Form 10-K.



UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)**
OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)**
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023
Commission file number 0-15010

MARTEN TRANSPORT, LTD.
(Exact name of registrant as specified in its charter)

Delaware		**39-1140809**
(State of incorporation)		(I.R.S. Employer Identification no.)

129 Marten Street		
Mondovi, Wisconsin	**54755**	**(715) 926-4216**
(Address of principal executive offices)	(Zip Code)	(Registrant's telephone number)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading symbol:	Name of each exchange on which registered:
COMMON STOCK, PAR VALUE $.01 PER SHARE	MRTN	THE NASDAQ STOCK MARKET LLC (NASDAQ GLOBAL SELECT MARKET)

Securities registered pursuant to Section 12(g) of the Act: NONE

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒   Accelerated filer ☐
Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the Registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the Registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the Registrant's executive officers during the relevant recovery period pursuant to Section 240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Exchange Act Rule 12b-2). Yes ☐ No ☒

As of June 30, 2023 (the last business day of the Registrant's most recently completed second fiscal quarter), the aggregate market value of the Common Stock of the Registrant (based upon the closing price of the Common Stock at that date as reported by the NASDAQ Global Select Market), excluding outstanding shares beneficially owned by directors and executive officers, was $1,348,378,000.

As of February 14, 2024, 81,322,168 shares of Common Stock of the Registrant were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part III of this Annual Report on Form 10-K incorporates by reference information (to the extent specific sections are referred to in this Report) from the Registrant's Proxy Statement for the annual meeting to be held May 7, 2024, or 2024 Proxy Statement.

TABLE OF CONTENTS

i

This Annual Report on Form 10-K contains certain forward-looking statements. Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Any statements not of historical fact may be considered forward-looking statements. Written words such as "may" "expect," "believe," "anticipate," "plan," "goal," or "estimate," or other variations of these or similar words, identify such statements. These statements by their nature involve substantial risks and uncertainties, and actual results may differ materially from those expressed in such forward-looking statements. Important factors known to us that could cause such material differences are identified in this Annual Report on Form 10-K under the heading "Risk Factors" beginning on page 6. We undertake no obligation to correct or update any forward-looking statements, whether as a result of new information, future events, or otherwise. You are advised, however, to consult any future disclosures we make on related subjects in future filings with the Securities and Exchange Commission, or SEC.

References in this Annual Report to "we," "us," "our," or the "Company" or similar terms refer to Marten Transport, Ltd. and its consolidated subsidiaries unless the context otherwise requires.

PART I

ITEM 1.   *BUSINESS*

Overview

We have strategically transitioned from a refrigerated long-haul carrier to a multifaceted business offering a network of time and temperature-sensitive and dry truck-based transportation and distribution capabilities across our five distinct business platforms – Truckload, Dedicated, Intermodal, Brokerage and MRTN de Mexico. We are one of the leading temperature-sensitive truckload carriers in the United States, specializing in transporting and distributing food and other consumer packaged goods that require a temperature-controlled or insulated environment. In 2023, we generated $1.131 billion in operating revenue. Approximately 58% of our Truckload and Dedicated revenue in 2023 resulted from hauling temperature-sensitive products and 42% from hauling dry freight. We operate throughout the United States and in parts of Mexico and Canada, with our revenue primarily generated from within the United States. We provide regional truckload carrier services in the Southeast, West Coast, Midwest, South Central and Northeast regions. Our primary medium-to-long-haul traffic lanes are between the Midwest and the West Coast, Southwest, Southeast, and the East Coast, as well as from California to the Pacific Northwest. In 2023, our average length of haul was 414 miles.

Our growth strategy is to expand our business organically by offering shippers a high level of service and significant freight capacity. We market primarily to shippers that offer consistent volumes of freight in the lanes we prefer and are willing to compensate us for a high level of service. With our fleet of 3,349 company and independent contractor tractors, we offer service levels that include up to 99% on-time performance and delivery within the narrow time windows often required when shipping perishable commodities.

We have four reporting segments – Truckload, Dedicated, Intermodal and Brokerage. Financial information regarding these segments can be found in Footnote 14 to the Notes to Consolidated Financial Statements under Item 8 of this Form 10-K.

Our Truckload segment provides a combination of regional short-haul and medium-to-long-haul full-load transportation services. We transport food and other consumer packaged goods that require a temperature-controlled or insulated environment, along with dry freight, across the United States and into and out of Mexico and Canada. Our agreements with customers are typically for one year.

Our Dedicated segment provides customized transportation solutions tailored to meet each individual customer's requirements, utilizing temperature-controlled trailers, dry vans and other specialized equipment within the United States. Our agreements with customers range from three to five years and are subject to annual rate reviews.

Our Intermodal segment transports our customers' freight within the United States utilizing our refrigerated containers on railroad flatcars for portions of trips, with the balance of the trips using our tractors or, to a lesser extent, contracted carriers.

Our Brokerage segment develops contractual relationships with and arranges for third-party carriers to transport freight for our customers in temperature-controlled trailers and dry vans within the United States and into and out of Mexico through Marten Transport Logistics, LLC, which was established in 2007 and operates pursuant to brokerage authority granted by the United States Department of Transportation, or DOT. We retain the billing, collection and customer management responsibilities.

Operating results of our MRTN de Mexico business which offers our customers door-to-door service between the United States and Mexico with our Mexican partner carriers is reported within our Truckload and Brokerage segments.

Organized under Wisconsin law in 1970, we are a successor to a sole proprietorship Roger R. Marten founded in 1946. In 1988, we reincorporated under Delaware law. Our executive offices are located at 129 Marten Street, Mondovi, Wisconsin 54755. Our telephone number is (715) 926-4216.

We maintain a website at *www.marten.com*. We are not including the information contained on our website as a part of, nor incorporating it by reference into, this Annual Report on Form 10-K. We post on our website, free of charge, documents that we file with or furnish to the SEC, including our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and proxy statements, as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the SEC. We also provide a link on our website to Forms 3, 4 and 5 that our officers, directors and 10% stockholders file with the SEC pursuant to Section 16(a) of the Securities Exchange Act of 1934.

Marketing and Operations

We approach our business as an integrated effort of marketing and operations. We target food and consumer packaged goods companies whose products require temperature-sensitive services and who ship multiple truckloads per week. By emphasizing high-quality service, we seek to become a core carrier for our customers. In 2023, our largest customer was Walmart.

Our marketing efforts are conducted by a staff of 290 sales, customer service and support personnel under the supervision of our senior management team. Marketing personnel travel within their regions to solicit new customers and maintain contact with existing customers. Customer service managers regularly contact customers to solicit additional business on a load-by-load basis.

Our operations and sales personnel strive to improve our asset productivity by seeking freight that allows for rapid turnaround times, minimizes non-revenue miles between loads and carries a favorable rate structure. Once we have established a customer relationship, customer service managers work closely with our fleet managers to match customer needs with our capacity and the location of revenue equipment. Fleet managers use our optimization system to assign loads to satisfy customer and operational requirements, as well as to meet the routing needs of our drivers. We attempt to route most of our trucks over selected operating lanes, which we believe assists us in meeting customer requirements, balancing traffic, reducing non-revenue miles, and improving the reliability of delivery schedules.

We employ technology in our operations when we believe that it will allow us to operate more efficiently and the investment is cost-justified. Examples of the technologies we employ include:

- Terrestrial-based tracking and messaging that allows us to communicate with our drivers, obtain load position updates, provide our customers with freight visibility, and download operating information such as fuel mileage and idling time for the tractor engines and temperature setting and run time for the temperature-control units on our trailers.

- Electronic data interchange and internet communication with customers concerning freight tendering, invoices, shipment status and other information.

- Electronic logging devices in our tractors to monitor drivers' hours of service.

- Auxiliary power units installed on our company-owned tractors that allow us to decrease fuel costs associated with idling our tractors.

- Fuel-routing software that optimizes the fuel stops for each trip to take advantage of volume discounts available in our fuel network.

We believe this integrated approach to our marketing and operations, coupled with our use of technology, has allowed us to provide our customers with a high level of service and support our revenue growth in an efficient manner. For example, we produced a non-revenue mile percentage of 7.3% during 2023, which points to the efficiency of our operations and we believe compares favorably to other temperature-sensitive and dry van trucking companies.

Major Customers

A significant portion of our revenue is generated from our major customers. In 2023, our top 30 customers accounted for approximately 69% of our revenue excluding fuel surcharges, and our top ten customers accounted for 47% of our revenue. We have emphasized increasing our customer diversity which is shown by the decrease in the portion of our revenue with our top customers. In 2010, our top 30 customers accounted for approximately 78% of our revenue. Nine of our top ten customers have been significant customers of ours for the last ten years. We believe we are the largest or second largest temperature-sensitive carrier for seven of our top ten customers. We believe our relationships with these key customers are sound, but we are dependent upon them and the loss of some or all of their business could have a materially adverse effect on our results.

Human Capital

As of December 31, 2023, we had 4,213 employees. This total consists of 3,256 drivers, 303 mechanics and maintenance personnel, and 654 support personnel, which includes management and administration. As of that date, we also contracted with 94 independent contractors. None of our employees are represented by a collective bargaining unit. We consider relations with our employees to be good.

We believe our employees are a critical part to the continued success of our operations. Our business model depends on the efforts of our support personnel to efficiently and effectively coordinate transportation services for our customers and on the efforts of our drivers to timely and safely execute the delivery of our customers' cargo. Competition in the trucking industry for qualified drivers is normally intense and has increased. Our operations have been impacted by, and from time-to-time we have experienced under-utilization and increased expense relating to, a shortage of qualified drivers. As such, we dedicate significant attention to hiring and retaining talented employees to manage, support and execute our operations and place a high priority on the recruitment and retention of an adequate supply of qualified drivers, and on minimizing turnover of our company-employed drivers and independent contractors. As part of those efforts, we are also committed to hiring, developing and supporting a diverse and inclusive workplace.

We believe we provide our employees with compensation and benefits that are competitive with or exceed our industry peers. We primarily pay company-employed drivers a fixed rate per mile. The rate increases based on length of service. We also compensate drivers for all detention time, for inclement weather and for road service delays. Total weekly compensation is also subject to a guaranteed minimum amount. We pay independent contractors a fixed rate per mile. Independent contractors pay for their own fuel, insurance, maintenance and repairs.

The health and well-being of our employees is paramount to our success. We sponsor a wellness program designed to enhance the well-being of each of our employees. The COVID-19 pandemic has also heightened our responsibility of ensuring our employees have a safe work environment and we have implemented numerous efforts to keep our valued employees safe, healthy and informed. We believe that maintaining a healthy, safe and productive professional driver group is essential to providing excellent customer service and achieving profitability. We select drivers, including independent contractors, using our specific guidelines for safety records, including drivers' Compliance, Safety, Accountability, or CSA, scores, driving experience and personal evaluations. We maintain stringent screening, training and testing procedures for our drivers to reduce the potential for accidents and the corresponding costs of insurance and claims. We train new drivers at a number of our terminals in all phases of our policies and operations, as well as in safety techniques and fuel-efficient operation of the equipment. All new drivers also must pass DOT required tests prior to assignment to a vehicle.

Revenue Equipment

Our revenue equipment programs are an important part of our overall goal of profitable growth. We evaluate our equipment decisions based on factors such as initial cost, useful life, warranty terms, expected maintenance costs, fuel economy, driver comfort, customer needs, manufacturer support and resale value. We generally operate newer, well-maintained equipment with uniform specifications to minimize our spare parts inventory, streamline our maintenance program and simplify driver training.

As of December 31, 2023, we operated a fleet of 3,349 tractors, including 3,255 company-owned tractors and 94 tractors supplied by independent contractors. The average age of our company-owned tractor fleet at December 31, 2023 was approximately 1.9 years. In 2023, we replaced our company-owned tractors within an average of 4.1 years after purchase.

Kenworth and Freightliner manufacture most of our company-owned tractors. Maintaining a relatively new and standardized fleet allows us to operate most miles while the tractors are under warranty to minimize repair and maintenance costs. It also enhances our ability to attract drivers, increases fuel economy and improves customer acceptance by minimizing service interruptions caused by breakdowns. We adhere to a comprehensive maintenance program during the life of our equipment. We perform most routine servicing and repairs at our terminal facilities to reduce costly on-road repairs and out-of-route trips. We do not have any agreements with tractor manufacturers pursuant to which they agree to repurchase the tractors or guarantee a residual value, and we therefore could incur losses upon disposition if resale values of used tractors decline.

We historically have contracted with independent contractors to provide and operate a portion of our tractor fleet. Independent contractors own their own tractors and are responsible for all associated expenses, including financing costs, fuel, maintenance, insurance and taxes. The percentage of our fleet provided by independent contractors was 2.8% at December 31, 2023, 2.6% at December 31, 2022 and 2.9% at December 31, 2021.

As of December 31, 2023, we operated a fleet of 5,653 trailers, consisting of 3,347 refrigerated trailers and 2,306 dry vans. Most of our refrigerated trailers are equipped with Thermo-King refrigeration units, air ride suspensions and anti-lock brakes. The average age of our trailer fleet at December 31, 2023 was approximately 4.6 years. In 2023, we replaced our company-owned trailers within an average of 8.0 years after purchase.

As of December 31, 2023, we operated a fleet of 787 refrigerated containers for use on railroad flatcars as compared to a fleet of 802 refrigerated containers as of December 31, 2022.

Insurance and Claims

We self-insure for a portion of our claims exposure resulting from workers' compensation, auto liability, general liability, cargo and property damage claims, as well as employees' health insurance. We are responsible for our proportionate share of the legal expenses relating to such claims as well. We reserve currently for anticipated losses and expenses. We periodically evaluate and adjust our insurance and claims reserves to reflect our experience. We have $20.7 million in standby letters of credit to guarantee settlement of claims under agreements with our insurance carriers and regulatory authorities. We maintain insurance coverage for per-incident and total losses in excess of the amounts for which we self-insure up to specified policy limits with licensed insurance carriers. Insurance carriers have significantly raised premiums for trucking companies, which increases our insurance and claims expense, along with other factors. We believe that our policy of self-insuring up to set limits, together with our safety and loss prevention programs, are effective means of managing insurance costs.

Fuel

Our operations are heavily dependent upon the use of diesel fuel. The price and availability of diesel fuel can vary and are subject to political, economic and market factors that are beyond our control. Fuel prices fluctuated dramatically and quickly at various times during the last three years. We actively manage our fuel costs by purchasing fuel in bulk at a number of our facilities throughout the country and have volume purchasing arrangements with national fuel centers that allow our drivers to purchase fuel at a discount while in transit. During 2023, nearly 100% of our fuel purchases were made at these designated locations. To help further reduce fuel consumption, we have equipped our company-owned tractors with auxiliary power units since 2007. These units reduce fuel consumption by providing quiet climate control and electrical power for our drivers without idling the tractor engine. We have also invested in terrestrial-based tracking equipment for the temperature-control units on our trailers that has improved fuel usage through management of required temperature settings and run time of the units.

We further manage our exposure to changes in fuel prices through fuel surcharge programs with our customers and other measures that we have implemented. We have historically been able to pass through a significant portion of long-term increases in fuel prices and related taxes to customers in the form of fuel surcharges. These fuel surcharges, which adjust with the cost of fuel, enable us to recover a substantial portion of the higher cost of fuel as prices increase, except for non-revenue miles, out-of-route miles or fuel used while the tractor is idling. As of December 31, 2023, we had no derivative financial instruments to reduce our exposure to fuel price fluctuations.

Competition

We are one of the leading carriers operating in the temperature-sensitive segment of the truckload market, and our dry freight services are expanding. These markets are highly competitive, and we compete with many other truckload carriers of varying sizes and, to a lesser extent, with less-than-truckload carriers, railroads, and other transportation companies, many of which have more equipment, a wider range of services and greater capital resources than we do or have other competitive advantages. We also compete with other motor carriers for the services of drivers, independent contractors and management employees. We believe that the principal competitive factors in our business are service, freight rates, capacity, use of technology and financial stability, which positions us well to compete in these segments.

Regulation

The DOT and various state and local agencies exercise broad powers over our business, generally governing such activities as authorization to engage in motor carrier operations, safety and insurance requirements. Our company drivers and independent contractors also must comply with the safety and fitness regulations promulgated by the DOT, including those relating to drug and alcohol testing, medical and continuous training qualification and hours-of-service.

The DOT, through the Federal Motor Carrier Safety Administration, or FMCSA, imposes safety and fitness regulations on us and our drivers. In December 2010, the FMCSA introduced the Compliance, Safety, Accountability, or CSA, system to measure and evaluate the on-road safety performance of commercial carriers and individual drivers. CSA's Motor Carrier Safety Measurement System replaced the former SafeStat system and has removed a number of drivers from the industry as carriers are less willing to hire and retain drivers with marginal ratings, which has increased competition for qualified drivers. The FMCSA is currently considering possible changes to the agency's safety and fitness regulations.

The FMCSA issued final revisions to the hours-of-service requirements for drivers in September 2020. The revisions allow drivers more flexibility with their 30-minute rest breaks and with dividing their time in the sleeper berth. Additionally, the new regulations increase by two hours the duty time for drivers encountering adverse weather and expand the short haul exemption radius from 100 to 150 miles.

In January 2011, the FMCSA issued a regulatory proposal requiring commercial carriers to track compliance with hours-of-service regulations using electronic logging devices, or ELD's, which was vacated and sent back to the FMCSA for further analysis and review in September 2011 by the 7th U.S. Circuit Court of Appeals. The Moving Ahead for Progress in the 21st Century Act, or MAP-21 Act, included a provision directing the FMCSA to develop a final ELD rule in 2013, which was delayed until its issuance in December 2015. The final rule required compliance beginning in December 2017 which was strictly enforced beginning in April 2018. Carriers using automatic on-board recording devices, or AOBRD's, which were installed and in use prior to December 2017 were allowed until December 2019 to convert to ELD's. Our entire fleet was equipped with AOBRD's since early 2011 and converted to ELD's prior to December 2019.

The FMCSA has established a Commercial Driver's License Drug and Alcohol Clearinghouse, which is a database of drivers who have violations including failed or refused drug and alcohol tests. Beginning in January 2020, all carriers are required to run queries in the clearinghouse for all prospective drivers and annually for all drivers currently employed. All testing violations must also be reported to the clearinghouse. Also effective in January 2020, all carriers must perform random drug tests at a rate of at least 50% of the average number of driver positions. The rate was at least 25% previously. We have been testing at a rate in excess of 50%, including when the requirement was at least 25%, and tested 55% in 2021, 57% in 2022 and 67% in 2023. The impact of the clearinghouse has been significant, with a total of approximately 158,000 drivers removed from the trucking industry from January 2020 through December 2023.

In September 2020, the United States Department of Health and Human Services proposed mandatory guidelines for federal workplace drug testing programs using hair follicles, which is a more strenuous test than current requirements. The FMCSA has not issued proposed regulations.

We are also subject to various environmental laws and regulations dealing with vehicle emissions and idling, the handling of hazardous materials, fuel storage tanks, air emissions from our facilities and discharge and retention of storm water. These regulations did not have a significant impact on our operations or financial results in 2021 through 2023.

ITEM 1A. *RISK FACTORS*

The following factors are important and should be considered carefully in connection with any evaluation of our business, financial condition, results of operations, prospects or an investment in our common stock. The risks and uncertainties described below are those that we currently believe may materially affect our company or our financial results. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations or affect our financial results.

Risks Related to Our Industry and Operations

Our business is subject to general economic and business factors that are largely beyond our control, any of which could have a materially adverse effect on our operating results. Our business is dependent on a number of general economic and business factors that may have a materially adverse effect on our results of operations, many of which are beyond our control. These factors include excess capacity in the trucking industry, strikes or other work stoppages, and significant increases or fluctuations in interest rates, fuel taxes, fuel prices and license and registration fees. We are affected by recessionary economic cycles and downturns in customers' business cycles, particularly in market segments and industries where we have a significant concentration of customers. Economic conditions may adversely affect our customers and their ability to pay for our services.

It is not possible to predict the effects of actual or threatened armed conflicts or terrorist attacks, efforts to combat terrorism, military action against any foreign state, heightened security requirements or other related events and the subsequent effects on the economy or on consumer confidence in the United States, or the impact, if any, on our future results of operations.

We operate in a highly competitive and fragmented industry, and numerous competitive factors could impair our ability to maintain our current profitability. We compete with many other truckload carriers that provide temperature-sensitive service and dry freight of varying sizes and, to a lesser extent, with less-than-truckload carriers, railroads and other transportation companies, many of which have more equipment, a wider range of services and greater capital resources than we do or have other competitive advantages. Many of our competitors periodically reduce their freight rates to gain business, especially during times of reduced growth rates in the economy, which may limit our ability to maintain or increase freight rates or maintain significant growth in our business. In addition, many customers reduce the number of carriers they use by selecting so-called "core carriers" as approved service providers or conduct bids from multiple carriers for their shipping needs, and in some instances, we may not be selected as a core carrier or to provide service under such bids.

In addition, the trend toward consolidation in the trucking industry may create other large carriers with greater financial resources and other competitive advantages relating to their size. Competition from freight logistics and brokerage companies may negatively impact our customer relationships and freight rates. Furthermore, economies of scale that may be passed on to smaller carriers by procurement aggregation providers may improve such carriers' ability to compete with us.

If the growth in our regional operations declines, or if we expand into a market with insufficient economic activity, our results of operations could be adversely affected. We operate regional service centers which are located in a number of cities within the United States. In order to support future growth, these regional operations require the commitment of additional capital, revenue equipment and facilities along with qualified management, drivers and other personnel. Should the growth in our regional operations decline, the results of our operations could be adversely affected. It may become more difficult to identify additional cities that can support service centers, and we may expand into cities where there is insufficient economic activity, reduced capacity for growth or less driver and non-driver personnel to support our operations. We may encounter operating conditions in these new markets that materially differ from our current operations and customer relationships may be difficult to obtain at appropriate freight rates. Also, we may not be able to apply our regional operating strategy successfully in additional cities, and it might take longer than expected or require a more substantial financial commitment than anticipated to establish our operations in the additional cities.

Lack of capacity, changes in equipment requirements and service instability in the railroad industry could increase our operating costs and reduce our ability to offer intermodal services, which could adversely affect our revenue, results of operations and customer relationships. Our Intermodal segment is dependent on railroad services and their capacity to transport freight for our customers. We expect our dependence on railroads will continue to increase as we expand our intermodal services. We compete for the availability of railroad services with other intermodal operators as well as certain industries reliant on the use of rail cars, such as oil and agricultural, whose consumption of railroad capacity has significantly fluctuated over the past several years. In most markets, rail service is limited to a few railroads or even a single railroad. Any capacity constraints, changes in equipment requirements, threatened or actual rail worker strikes, service problems or reduction in service by the railroads with which we have, or in the future may have, relationships is likely to increase the cost of the rail-based services we provide and reduce the reliability, timeliness and overall attractiveness of our rail-based services, which could adversely affect our revenue, results of operations and customer relationships. Furthermore, railroads are relatively free to adjust shipping rates up or down as market conditions permit. Price increases could result in higher costs to our customers and reduce or eliminate our ability to offer intermodal services. In addition, we cannot assure you that we will be able to negotiate additional contracts with railroads to expand our capacity, add additional routes or obtain multiple providers, which could limit our ability to provide this service.

Increased prices and restricted availability of new revenue equipment could cause our financial condition, results of operations and cash flows to suffer. We have experienced higher prices for new tractors and trailers over the past few years, primarily as a result of higher commodity prices and government regulations applicable to newly manufactured tractors and trailers. We expect to continue to pay increased prices for revenue equipment for the foreseeable future. Our business could be harmed if we are unable to continue to obtain an adequate supply of new tractors and trailers or if we are required to pay increased prices for new revenue equipment.

We derive a significant portion of our revenue from our major customers, the loss of one or more of which could have a materially adverse effect on our business. A significant portion of our revenue is generated from our major customers. For 2023 our top 30 customers, based on revenue excluding fuel surcharges, accounted for approximately 69% of our revenue; our top ten customers accounted for approximately 47% of our revenue; our top five customers accounted for approximately 35% of our revenue; our top two customers accounted for approximately 27% of our revenue; and our largest customer accounted for approximately 19% of our revenue. Generally, other than for our Dedicated operations, we enter into one-year contracts with our major customers, the majority of which do not contain any firm obligations to ship with us. We cannot ensure that, upon expiration of existing contracts, these customers will continue to use our services or that, if they do, they will continue at the same levels. Many of our customers periodically solicit bids from multiple carriers for their shipping needs, and this process may depress freight rates or result in loss of business to our competitors. Some of our customers also operate their own private trucking fleets, and they may decide to transport more of their own freight. A reduction in or termination of our services by one or more of our major customers could have a materially adverse effect on our business and operating results.

Ongoing insurance and claims expenses could significantly affect our earnings. Our future insurance and claims expense might exceed historical levels, which could reduce our earnings. We self-insure for a portion of our claims exposure resulting from workers' compensation, auto liability, general liability, cargo and property damage claims, as well as employees' health insurance. We also are responsible for our legal expenses relating to such claims. We reserve currently for anticipated losses and expenses. We periodically evaluate and adjust our claims reserves to reflect our experience. However, ultimate results may differ from our estimates, which could result in losses over our reserved amounts.

We maintain insurance above the amounts for which we self-insure with licensed insurance carriers. Although we believe the aggregate insurance limits should be sufficient to cover reasonably expected claims, it is possible that one or more claims could exceed our aggregate coverage limits. Insurance carriers have significantly raised premiums for trucking companies. As a result, our insurance and claims expense has increased. If these expenses increase, or if we experience a claim in excess of our coverage limits, or we experience a claim for which coverage is not provided, results of our operations and financial condition could be materially and adversely affected.

If demand declines for our used revenue equipment, it could result in decreased equipment sales, resale values and gains on sales of assets. The market for used revenue equipment is subject to a number of factors, including fluctuations in demand and prices. We do not have any agreements with tractor manufacturers pursuant to which they agree to repurchase our tractors or guarantee a residual value. As such, we are sensitive to changes in used equipment prices and demand, especially with respect to tractors. Reduced demand for used equipment could result in a lower volume of sales or lower sales prices, either of which could negatively affect our gains on sales of assets.

We depend on the stability, availability and security of the technology related to our management information and communication systems, which are subject to certain cyber risks and other events beyond our control. We depend upon our management information and communication systems for the efficient operation of our business. Our systems are used for receiving, planning and optimizing loads, communicating with and monitoring our drivers, tractors and trailers, billing customers and financial reporting. In addition, some of our key software has been developed internally by our programmers or by adapting purchased software to our needs and this software may not be easily modified or integrated with other software and systems. Our operations are potentially vulnerable to interruption by natural disasters, power loss, telecommunications failure, terrorist attacks, internet failures, computer viruses, malware, hacking and other events beyond our control. Although we have taken steps to prevent and mitigate service interruptions and data security threats, the operational and security risks associated with information technology systems have increased in recent years because of the complexity of the systems and the sophistication and increasing volume of cyberattacks. We have been subject to cyberattacks, which have yet to have a material impact on our business or results of operations, but this might not always be the case in the future. For example, as previously reported, in October 2021, we detected a cyberattack that accessed and encrypted files utilized by us in the operation of our business. The incident did not have a material impact on our business, operations or financial results. Nonetheless, certain employee data was at risk during the event. Our business could be materially and adversely affected if our management information and communication systems are materially compromised or disrupted by a failure or security breach, or if we are unable to improve, upgrade, integrate or expand our systems as we continue to execute our growth strategy. In addition, there has also been heightened regulatory focus on data protection, and failure to comply with applicable data protection regulations or other data protection standards may expose us to litigation, fines, sanctions or other penalties, which could harm our reputation and adversely impact our business, results of operations and financial condition.

Fluctuations in the price or availability of fuel may increase our cost of operation, which could materially and adversely affect our profitability. We require large amounts of diesel fuel to operate our tractors and to power the temperature-control units on our trailers. Fuel is one of our largest operating expenses. Fuel prices tend to fluctuate, and prices and availability of all petroleum products are subject to political, economic and market factors that are beyond our control. We depend primarily on fuel surcharges, auxiliary power units for our tractors, terrestrial-based tracking equipment for the temperature-control units on our trailers, volume purchasing arrangements with truck stop chains and bulk purchases of fuel at our terminals to control and recover our fuel expenses. There can be no assurance that we will be able to collect fuel surcharges, enter into volume purchase agreements or execute successful hedges in the future. Additionally, we may encounter decreases in productivity that may offset or eliminate savings from auxiliary power units or terrestrial-based tracking equipment, or we may incur unexpected maintenance or other costs associated with such units. The absence of meaningful fuel price protection through these measures, fluctuations in fuel prices or a shortage of diesel fuel could materially and adversely affect our results of operations.

We may be adversely affected by the physical effects of climate change as well as legal, regulatory or market responses to climate change concerns. Risks associated with climate change are subject to increasing societal, regulatory and political focus. Shifts in weather patterns caused by climate change may lead to an increase in the frequency, severity or duration of certain adverse weather conditions and natural disasters, such as hurricanes, tornadoes, earthquakes, wildfires, droughts, extreme temperatures or flooding, which could cause more significant business interruptions, damage to our revenue equipment and facilities, reduced workforce availability, increased costs, increased liabilities and decreased revenue than what we have experienced in the past from such events. For example, severe sustained heat in multiple regions of the United States during the summer of 2023 resulted in increased fuel expense due to decreased engine fuel efficiency and increased idling, along with additional damage and wear on tires. In addition, increased public and political concern over climate change could result in new legal or regulatory requirements designed to mitigate the effects of climate change and greenhouse gas emissions such as carbon dioxide, a by-product of burning fossil fuels such as those used in our tractors and in the refrigeration units on our trailers and containers, which could include the adoption of more stringent environmental laws and regulations or stricter enforcement of existing laws and regulations. Due to such increased concerns, there could be an increase in regulation from federal, state and local governments related to our carbon footprint, including with respect to vehicle engine emissions. This increase in regulation could result in increased direct costs, such as taxes, fees, fuel, or capital costs, or changes to our operations in order to comply. There is also a focus from regulators and our customers on sustainability issues. This focus may result in new legislation or customer requirements, such as limits on vehicle weight and size or energy source. The State of California recently passed the Climate Corporate Data Accountability Act and the Climate-Related Financial Risk Act that will impose broad climate-related disclosure obligations on certain companies doing business in California, including us, starting in 2026. Additionally, the SEC has included in its regulatory agenda potential rulemaking on climate change disclosures that, if adopted, could significantly increase compliance burdens and associated regulatory costs and complexity. Costs associated with future climate change concerns or environmental laws and regulations and sustainability requirements could have a material adverse effect on our operations and operating results.

Seasonality and the impact of weather can affect our profitability. Our tractor productivity generally decreases during the winter season because inclement weather impedes operations and some shippers reduce their shipments. At the same time, operating expenses generally increase, with harsh weather creating higher accident frequency, increased claims and more equipment repairs. We can also suffer short-term impacts from weather-related events such as hurricanes, blizzards, ice-storms and floods that could harm our results or make our results more volatile.

We are subject to risks associated with public health crises, such as pandemics and epidemics, including the COVID-19 pandemic, which could negatively impact our business and results of operations. While many countries around the world have removed or reduced the restrictions taken in response to the COVID-19 pandemic, the emergence of new variants of the COVID-19 virus may result in new governmental lockdowns, quarantine requirements or other restrictions to slow the spread of the virus. In addition, any such measures could also impact the global economy more broadly, for example, by leading to further economic slowdowns. While COVID-19 case volumes have decreased in the United States and certain other countries, the global outlook remains uncertain as case counts fluctuate and vaccination and booster rates remain relatively low in many parts of the world. The future impact of the pandemic continues to be an unknown. Although transportation services have been generally considered essential services and the overall demand for our services has continued throughout the pandemic, we did experience significant changes in demand from certain customers in certain freight lanes earlier in the pandemic. We are unable to predict if overall demand for our services will continue at current levels or decrease should an increase in the severity of the pandemic occur. We continue to monitor the pandemic's impact on the health and safety of our employees, but any widespread outbreak among our employees due to an increase in the severity of the pandemic may negatively impact our business. Earlier in the pandemic, some of our customers encountered significant disruptions to their business. An increase in the severity of the pandemic could cause a similar impact for our customers, which could cause a greater risk for collection of amounts owed, potentially requiring us to increase our allowance for credit losses.

The scope and duration of any future public health crisis, including the potential emergence of new variants of the COVID-19 virus, the pace at which government restrictions are imposed and lifted, the scope of additional actions taken to mitigate the spread of disease, global vaccination and booster rates, the speed and extent to which global markets and utilization rates for our customers' products fully recover from the disruptions caused by such a public health crisis, and the impact of these factors on our business, financial condition and results of operations, will depend on future developments that are highly uncertain and cannot be predicted with confidence.

The conflict between Russia and Ukraine, the conflict between Israel and Hamas, and the expansion of such conflicts to other areas or countries or similar conflicts could adversely impact our business and financial results. Although we do not have any operations outside of North America, we may be affected by the broader consequences of the ongoing international conflicts or expansion of such conflicts to other areas or countries or similar conflicts elsewhere, such as, increased inflation, supply chain issues, including access to parts for our revenue equipment, embargoes, geopolitical shift, access to diesel fuel, higher energy prices, potential retaliatory action by the Russian or other governments and the extent of the conflict's effect on the global economy. The magnitude of these risks cannot be predicted, including the extent to which these conflicts may heighten other risks disclosed herein. Any of the above-mentioned factors could materially adversely affect our business and financial results.

Risks Related to Our Capital Requirements and Financing

We have significant ongoing capital requirements that could harm our financial condition, results of operations and cash flows if we are unable to generate sufficient cash from our operations. The truckload industry is capital intensive, and our policy of operating newer equipment requires us to expend significant amounts annually. If we elect to expand our fleet in future periods, our capital needs would increase. We expect to pay for projected capital expenditures with cash flows from operations and borrowings under our revolving credit facility. Significant increases or fluctuations in interest rates could have a materially adverse effect on such borrowings and our operating results. If we are unable to generate sufficient cash from operations and obtain financing on favorable terms in the future, we may have to limit our growth, enter into less favorable financing arrangements, or operate our revenue equipment for longer periods, any of which could have a materially adverse effect on our profitability.

Instability of the credit markets and the resulting effects on the economy could have a material adverse effect on our operating results. If the credit markets and the economy weaken, our business, financial results and results of operations could be materially and adversely affected, especially if consumer confidence declines and domestic spending decreases. We may need to incur indebtedness, which may include drawing on our credit facility, or issue debt securities in the future to fund working capital requirements, make investments or for general corporate purposes. Additionally, stresses in the credit market causes uncertainty in the equity markets, which may result in volatility of the market price for our securities.

Risks Related to Regulation of Our Operations

We operate in a highly regulated industry and increased costs of compliance with, or liability for violation of, existing or future regulations could have a materially adverse effect on our business. The DOT and various state and local agencies exercise broad powers over our business, generally governing such activities as authorization to engage in motor carrier operations, safety and insurance requirements. Our company drivers and independent contractors also must comply with the safety and fitness regulations promulgated by the DOT, including those relating to drug and alcohol testing, medical and continuous training qualification and hours-of-service. We also may become subject to new or more restrictive regulations relating to vehicle emissions, ergonomics or other matters affecting safety or operating methods. Other agencies, such as the United States Environmental Protection Agency, or EPA, and the United States Department of Homeland Security, or DHS, also regulate our equipment, operations and drivers. Future laws and regulations may be more stringent and require changes in our operating practices, influence the demand for transportation services or require us to incur significant additional costs. Higher costs incurred by us or by our suppliers who pass the costs onto us through higher prices could adversely affect our results of operations.

The DOT, through the Federal Motor Carrier Safety Administration, or FMCSA, imposes safety and fitness regulations on us and our drivers. In December 2010, the FMCSA introduced the Compliance, Safety, Accountability, or CSA, system to measure and evaluate the on-road safety performance of commercial carriers and individual drivers. CSA's Motor Carrier Safety Measurement System replaced the former SafeStat system and has removed a number of drivers from the industry as carriers are less willing to hire and retain drivers with marginal ratings, which has increased competition for qualified drivers. The FMCSA is currently considering possible changes to the agency's safety and fitness regulations.

The FMCSA issued final revisions to the hours-of-service requirements for drivers in September 2020. The revisions allow drivers more flexibility with their 30-minute rest breaks and with dividing their time in the sleeper berth. Additionally, the new regulations increase by two hours the duty time for drivers encountering adverse weather and expand the short haul exemption radius from 100 to 150 miles.

In January 2011, the FMCSA issued a regulatory proposal requiring commercial carriers to track compliance with hours-of-service regulations using electronic logging devices, or ELD's, which was vacated and sent back to the FMCSA for further analysis and review in September 2011 by the 7th U.S. Circuit Court of Appeals. The Moving Ahead for Progress in the 21st Century Act, or MAP-21 Act, included a provision directing the FMCSA to develop a final ELD rule in 2013, which was delayed until its issuance in December 2015. The final rule required compliance beginning in December 2017 which was strictly enforced beginning in April 2018. Carriers using automatic on-board recording devices, or AOBRD's, which were installed and in use prior to December 2017 were allowed until December 2019 to convert to ELD's. Our entire fleet was equipped with AOBRD's since early 2011 and converted to ELD's prior to December 2019.

The FMCSA has established a Commercial Driver's License Drug and Alcohol Clearinghouse, which is a database of drivers who have violations including failed or refused drug and alcohol tests. Beginning in January 2020, all carriers are required to run queries in the clearinghouse for all prospective drivers and annually for all drivers currently employed. All testing violations must also be reported to the clearinghouse. Also effective in January 2020, all carriers must perform random drug tests at a rate of at least 50% of the average number of driver positions. The rate was at least 25% previously. We have been testing at a rate in excess of 50%, including when the requirement was at least 25%, and tested 55% in 2021, 57% in 2022 and 67% in 2023. The impact of the clearinghouse has been significant, with a total of approximately 158,000 drivers removed from the trucking industry from January 2020 through December 2023.

In September 2020, the United States Department of Health and Human Services proposed mandatory guidelines for federal workplace drug testing programs using hair follicles, which is a more strenuous test than the current requirements. The FMCSA has not yet issued proposed regulations.

From time to time, various federal, state or local taxes are increased, including taxes on fuels. We cannot predict whether, or in what form, any such increase applicable to us will be enacted, but such an increase could adversely affect our profitability.

Our operations are subject to various environmental laws and regulations, the violation of which could result in substantial fines or penalties. We are subject to various environmental laws and regulations dealing with vehicle emissions and idling, the handling of hazardous materials, fuel storage tanks, air emissions from our facilities and discharge and retention of storm water. We operate in industrial areas, where truck terminals and other industrial activities are located, and where groundwater or other forms of environmental contamination have occurred. Our operations involve the risks of fuel spillage or seepage, environmental damage and hazardous waste disposal, among others. Although we have instituted programs to monitor and control environmental risks and promote compliance with applicable environmental laws and regulations, if we are involved in a spill or other accident involving hazardous substances, or if we are found to be in violation of applicable laws or regulations, we could be subject to liabilities, including substantial fines or penalties or civil and criminal liability, any of which could have a materially adverse effect on our business and operating results.

Our business is subject to the risk of litigation, which may adversely affect our business and operating results. We are subject to litigation resulting from trucking accidents. These lawsuits have resulted, and may result in the future, in the payment of substantial settlements or damages and could impact our insurance costs. Additionally, a number of trucking companies, including us, have been subject to lawsuits alleging violations of various federal and state wage and hour laws. A number of these lawsuits have resulted in the payment of substantial settlements or damages by the defendants.

The outcome of litigation, particularly class action lawsuits, is difficult to assess or quantify, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. The cost to defend litigation may also be significant. Not all claims are covered by our insurance, and there can be no assurance that our coverage limits will be adequate to cover all amounts in dispute. To the extent we experience claims that are uninsured, exceed our coverage limits or cause increases in future premiums, the resulting expense could have a materially adverse effect on our business and operating results.

Risks Related to Our Human Capital

Increases in compensation or difficulty in attracting drivers could affect our profitability and ability to grow. The transportation industry has historically experienced substantial difficulty in attracting and retaining qualified drivers, including independent contractors. With the current increased competition for drivers, including the impact that regulatory changes have had on the number of drivers in the transportation industry, we could experience greater difficulty in attracting sufficient numbers of qualified drivers. In addition, the available pool of independent contractor drivers is smaller than it has been historically. Accordingly, we may face difficulty in attracting and retaining drivers for all of our current tractors and for those we may add. Additionally, we may face difficulty in increasing the number of our independent contractor drivers. In addition, our industry suffers from high turnover rates of drivers. Our turnover rate requires us to recruit a substantial number of drivers. Moreover, our turnover rate could increase. If we are unable to continue to attract drivers and contract with independent contractors, we could be required to continue adjusting our driver compensation package or let trucks sit idle. An increase in our expenses or in the number of tractors without drivers could materially and adversely affect our growth and profitability.

If we are unable to retain our executive officers and key management employees, our business, financial condition and results of operations could be adversely affected. We are highly dependent upon the services of our executive officers and key management employees, including our Chief Executive Officer. Currently, we do not have employment agreements with these employees and the loss of their services for any reason could have a materially adverse effect on our operations and future profitability. We have entered into agreements with our executive officers that require us to provide compensation to them in the event of termination of their employment without cause in connection with or within a certain period of time after a "change in control" of our Company. In addition, we must continue to develop and retain a core group of managers if we are to realize our goal of expanding our operations and continuing our growth. While our Board regularly engages in succession planning for our Chief Executive Officer and executive leadership team, there is no guarantee that a candidate or plan will be successful. Although we strive to reduce the potential negative impact of any such changes, the loss of any executive officers or key management employees could result in disruptions to our operations. In addition, hiring, training and successfully integrating replacement personnel, whether internal or external, could be time consuming, may cause additional disruptions to our operations and may be unsuccessful, which could negatively impact our business, financial condition and results of operations.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

None.

ITEM 1C. *CYBERSECURITY*

We have processes in place for assessing, identifying and managing material risks from cybersecurity threats. In order to assess and identify material risks from cybersecurity threats, we engage a third-party managed security service provider to conduct ongoing (24x7x365) security information and event management (SIEM) monitoring to collect, aggregate and analyze data from our applications, devices, servers and users in real-time to assist our security team in detecting and blocking cybersecurity attacks. In addition, we conduct periodic security vulnerability scans as well as external and internal penetration testing that simulate attacks on our computer systems to assist with the discovery and remediation of security flaws and vulnerabilities. Management continually reassesses our cybersecurity risk environment based on changing circumstances and new information identified by our monitoring, scanning and testing, as well as third party resources. Our processes for assessing, identifying and managing cybersecurity threats have been integrated into our overall risk management processes. The information provided by these processes facilitates management's ongoing assessment of our cybersecurity risk environment and provides current and accurate information regarding cybersecurity risks to management, our Audit Committee and Board to allow appropriate management of such risks through remediation or other risk mitigation activities.

We engage various third-party cybersecurity service providers to assist with protection and monitoring of our systems and information, including with respect to protection of our e-mail and system access. These service providers are subject to an initial risk assessment as well as periodic risk assessments in order to evaluate, identify and mitigate risks from cybersecurity threats arising from our use of such service providers.

Although we have taken steps to prevent and mitigate service interruptions and data security threats, the operational and security risks associated with information technology systems have increased in recent years because of the complexity of the systems and the sophistication and increasing volume of cyberattacks. We have been subject to cyberattacks, which have yet to have a material impact on our business or results of operations, but this might not always be the case in the future. For example, as previously reported, in October 2021, we detected a cyberattack that accessed and encrypted files utilized by us in the operation of our business. The incident did not have a material impact on our business, operations or financial results. Nonetheless, certain employee data was at risk during the event. Our business could be materially and adversely affected if our management information and communication systems are materially compromised or disrupted by a failure or security breach, or if we are unable to safely improve, upgrade, integrate or expand our systems as we continue to execute our growth strategy. In addition, there has also been heightened regulatory focus on data protection, and failure to comply with applicable data protection regulations or other data protection standards may expose us to litigation, fines, sanctions or other penalties, which could harm our reputation and adversely impact our business, results of operations and financial condition.

Management is responsible for our day-to-day cybersecurity risk management and the Board's responsibility is to engage in informed oversight of and provide overall direction with respect to such risk management. As part of its charter, the Audit Committee discusses with management and the independent auditors our adequacy and effectiveness of accounting and financial controls, including our systems to monitor and manage business, information technology and cybersecurity risks. On an annual basis, management prepares and presents to the Audit Committee a risk management summary that identifies risks by operational department (e.g., executive, finance, human resources, information systems, maintenance, operations, sales and marketing, risk management and safety), estimated maximum exposure per occurrence, the risk management option and insured level. The Board, its committees and management continually re-assess our cybersecurity risk environment based on changing circumstances and new information. The Audit Committee regularly discusses with management its enterprise risk management process, including our cybersecurity exposures, the steps management has taken to monitor and control such exposures and guidelines and policies to govern our risk assessment and risk management processes. The Audit Committee periodically reports to the Board regarding significant matters identified with respect to the foregoing, including, among others, our risk assessment and risk management approach to cybersecurity.

Our Executive Vice President and Chief Technology Officer, Randall Baier, is responsible for our day-to-day assessment and management of cybersecurity risks. Mr. Baier also served as our Senior Vice President of Information Systems from December 2019 to August 2023, our Vice President of Information Systems from January 2014 to December 2019 and our Senior Director of Information Systems from April 2011 to January 2014. Mr. Baier advanced through various professional capacities in our information technology area including Developer, System Administrator and Database Administrator from April 1993 to April 2011. We have implemented a number of processes which allow Mr. Baier and his team to be informed about and monitor the prevention, detection, mitigation and remediation of cybersecurity incidents. These processes include, among other things, system alerts of potential malicious cyber activity, access to real-time dashboards that monitor and assess our systems, status reports provided on a daily, weekly and monthly basis and regular ongoing communications with service providers regarding potential new attach vectors and vulnerabilities. Mr. Baier shares such information with our management team and reports information about such risks to the Audit Committee.

ITEM 2. *PROPERTIES*

Our executive offices and principal terminal are located on approximately seven acres in Mondovi, Wisconsin. This facility consists of 39,000 square feet of office space and 21,000 square feet of equipment repair and maintenance space. We added additional equipment repair and maintenance facilities in 2007 and in 2009 in Mondovi, Wisconsin which consist of 15,000 square feet of space located on approximately 11 acres and 50,000 square feet of space located on approximately three acres, respectively. We operate facilities in or near the following cities at which we primarily perform operations and maintenance activities:

- Mondovi, Wisconsin
- Phoenix, Arizona
- Jurupa Valley, California
- Otay Mesa, California
- Tampa, Florida

- Atlanta, Georgia
- Indianapolis, Indiana
- Kansas City, Kansas
- Portland, Oregon
- Carlisle, Pennsylvania

- Memphis, Tennessee
- Desoto, Texas
- Laredo, Texas
- Colonial Heights, Virginia
- Rio Grande Valley, Texas

Our Truckload, Dedicated and Brokerage segments operate out of a majority of our facilities while our Intermodal segment operates out of a small number of our locations. We believe the nature, size and location of our properties are suitable and adequate for our current business needs.

ITEM 3. *LEGAL PROCEEDINGS*

We are involved in ordinary routine litigation incidental to our operations. These lawsuits primarily involve claims for workers' compensation, personal injury or property damage incurred in the transportation of freight.

ITEM 4. *MINE SAFETY DISCLOSURES*

Not Applicable.

ITEM 4A. *INFORMATION ABOUT OUR EXECUTIVE OFFICERS*

Our executive officers, with their ages and the offices held as of February 14, 2024, are as follows:

Name	Age	Position
Randolph L. Marten	71	Executive Chairman of the Board and Director
Timothy M. Kohl	76	Chief Executive Officer
Douglas P. Petit	57	President
James J. Hinnendael	60	Executive Vice President and Chief Financial Officer
Adam D. Phillips	46	Executive Vice President and Chief Operating Officer
Randall J. Baier	53	Executive Vice President and Chief Technology Officer

Randolph L. Marten has been a full-time employee of ours since 1974. Mr. Marten has been a Director since October 1980 and our Executive Chairman of the Board since May 2021. Mr. Marten also served as our Chairman of the Board from August 1993 to May 2021, our Chief Executive Officer from January 2005 to May 2021, our President from June 1986 to June 2008, our Chief Operating Officer from June 1986 to August 1998 and as a Vice President from October 1980 to June 1986.

Timothy M. Kohl has been our Chief Executive Officer since May 2021. Mr. Kohl also served as our President from June 2008 to August 2021 after joining the Company in November 2007. Mr. Kohl served as Knight Transportation Inc.'s President from 2004 to 2007 and as its Secretary from 2000 to 2007. Mr. Kohl served as a director on Knight's Board of Directors from 2001 to 2006, and he served as its Chief Financial Officer from 2000 to 2004. Mr. Kohl also served as Knight's Vice President of Human Resources from 1996 to 1999. From 1999 to 2000, Mr. Kohl served as Vice President of Knight's southeast region. Prior to his employment with Knight, Mr. Kohl was employed by Burlington Motor Carriers as a Vice President. Prior to his employment with Burlington Motor Carriers, Mr. Kohl served as a Vice President for J.B. Hunt.

Douglas P. Petit has been our President since August 2021. Mr. Petit also served as our Chief Operating Officer from August 2019 to August 2021, our Senior Vice President of Operations from January 2014 to August 2019 and our Vice President of Operations from December 2011 to January 2014. Mr. Petit advanced through various professional capacities in our operations area from June 1992 to December 2011 and from February 1990 to June 1991. From June 1991 to June 1992, Mr. Petit served as a fleet manager for Transport America, Inc.

James J. Hinnendael has been our Executive Vice President since May 2015 and our Chief Financial Officer since January 2006, and served as our Controller from January 1992 to December 2005. Mr. Hinnendael served in various professional capacities with Ernst & Young LLP, a public accounting firm, from January 1987 to December 1991. Mr. Hinnendael is a certified public accountant.

Adam D Phillips has been our Executive Vice President and Chief Operating Officer since December 2023. Mr. Phillips also served as our Chief Operating Officer from March 2023 to December 2023, our President of Western Operations and MRTN de Mexico from August 2019 to March 2023, our Vice President of Regional and Mexico Operations from January 2014 to August 2019, our Senior Director of Regional Operations from April 2010 to January 2014 and our Director of Regional Operations from January 2008 to April 2010. Mr. Phillips served in various operational and management capacities for Knight Transportation Inc. from 2001 to 2008.

Randall J. Baier has been our Executive Vice President and Chief Technology Officer since August 2023. Mr. Baier also served as our Senior Vice President of Information Systems from December 2019 to August 2023, our Vice President of Information Systems from January 2014 to December 2019 and our Senior Director of Information Systems from April 2011 to January 2014. Mr. Baier advanced through various professional capacities in our information technology area including Developer, System Administrator and Database Administrator from April 1993 to April 2011.

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Our common stock is listed on the NASDAQ Global Select Market under the symbol "MRTN." On February 14, 2024, we had 155 record stockholders and approximately 20,096 beneficial stockholders of our common stock.

Dividend Policy

In 2010, we announced a regular cash dividend program to our stockholders, subject to approval each quarter. Quarterly cash dividends of $0.06 per share of common stock were paid in each quarter of 2023 which totaled $19.5 million. Quarterly cash dividends of $0.06 per share of common stock were paid in each quarter of 2022 which totaled $19.6 million. We paid cash dividends totaling $54.7 million in 2021 which consisted of a special dividend of $0.50 per share of common stock in October, along with quarterly cash dividends of $0.04 per share of common stock in March, June, October and December. We currently expect to continue to pay quarterly cash dividends in the future. The payment of cash dividends in the future, and the amount of any such dividends, will depend upon our financial condition, results of operations, cash requirements and certain corporate law requirements, as well as other factors deemed relevant by our Board of Directors.

Our credit agreement effective in August 2022 prohibits us from paying, in any fiscal year, stock redemptions and dividends in excess of $150 million. Our previous credit agreement prohibited us from making such payments in excess of 25% of our net income from the prior fiscal year. Waivers allowing stock redemptions and dividends in excess of the 25% limitation in total amounts of up to $80 million in each of 2022 and 2021 were obtained from the lender in March 2022 and August 2021, respectively. The current and previous credit agreements also contain restrictive covenants which, among other matters, require us to maintain compliance with cash flow leverage and fixed charge coverage ratios. We were in compliance with all covenants at December 31, 2023 and December 31, 2022.

Share Repurchase Program

In August 2019, our Board of Directors approved and we announced an increase from current availability in our existing share repurchase program providing for the repurchase of up to $34.0 million, or approximately 1.8 million shares, of our common stock, which was increased by our Board of Directors to 2.7 million shares in August 2020 to reflect the three-for-two stock split effected in the form of a stock dividend on August 13, 2020. On May 3, 2022, our Board of Directors approved and we announced an additional increase from current availability in our existing share repurchase program providing for the repurchase of up to $50.0 million, or approximately 3.1 million shares, of our common stock. The share repurchase program allows purchases on the open market or through private transactions in accordance with Rule 10b-18 of the Exchange Act. The timing and extent to which we repurchase shares depends on market conditions and other corporate considerations. The repurchase program does not have an expiration date.

We repurchased and retired 1.3 million shares of common stock for $25.0 million in the first quarter of 2022, and 963,000 shares of common stock for $16.8 million in the second quarter of 2022. We did not repurchase any shares in 2023, the third or fourth quarters of 2022, or in 2021. As of December 31, 2023, future repurchases of up to $33.2 million, or approximately 2.2 million shares, were available in the share repurchase program.

Comparative Stock Performance

The graph below compares the cumulative total stockholder return on our common stock with the NASDAQ Market index and the SIC code 4213 (trucking, except local) line-of-business index for the last five years. Research Data Group, Inc. prepared the line-of-business index. The graph assumes $100 is invested in our common stock, the NASDAQ Stock Market index and the line-of-business index on December 31, 2018, with reinvestment of dividends. The comparisons in the graph below are based on historical data and are not intended to forecast the possible future performance of our common stock. The information in the graph below shall be deemed "furnished" and not "filed" for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Marten Transport, Ltd., the NASDAQ Composite Index,
and SIC code 4213



*$100 invested on 12/31/18 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

ITEM 7.   *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

The following discussion and analysis of our financial condition and results of operations should be read together with the selected consolidated financial data and our consolidated financial statements and the related notes appearing elsewhere in this report. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those under the heading "Risk Factors" beginning on page 6. We do not assume, and specifically disclaim, any obligation to update any forward-looking statement contained in this report.

Overview

We have strategically transitioned from a refrigerated long-haul carrier to a multifaceted business offering a network of time and temperature-sensitive and dry truck-based transportation and distribution capabilities across our five distinct business platforms – Truckload, Dedicated, Intermodal, Brokerage and MRTN de Mexico.

Our Truckload segment provides a combination of regional short-haul and medium-to-long-haul full-load transportation services. We transport food and other consumer packaged goods that require a temperature-controlled or insulated environment, along with dry freight, across the United States and into and out of Mexico and Canada. Our agreements with customers are typically for one year.

Our Dedicated segment provides customized transportation solutions tailored to meet each individual customer's requirements, utilizing temperature-controlled trailers, dry vans and other specialized equipment within the United States. Our agreements with customers range from three to five years and are subject to annual rate reviews.

Generally, we are paid by the mile for our Truckload and Dedicated services. We also derive Truckload and Dedicated revenue from fuel surcharges, loading and unloading activities, equipment detention and other accessorial services. The main factors that affect our Truckload and Dedicated revenue are the rate per mile we receive from our customers, the percentage of miles for which we are compensated, the number of miles we generate with our equipment and changes in fuel prices. We monitor our revenue production primarily through average Truckload and Dedicated revenue, net of fuel surcharges, per tractor per week. We also analyze our average Truckload and Dedicated revenue, net of fuel surcharges, per total mile, non-revenue miles percentage, the miles per tractor we generate, our fuel surcharge revenue, our accessorial revenue and our other sources of operating revenue.

Our Intermodal segment transports our customers' freight within the United States utilizing our refrigerated containers on railroad flatcars for portions of trips, with the balance of the trips using our tractors or, to a lesser extent, contracted carriers. The main factors that affect our Intermodal revenue are the rate per mile and other charges we receive from our customers.

Our Brokerage segment develops contractual relationships with and arranges for third-party carriers to transport freight for our customers in temperature-controlled trailers and dry vans within the United States and into and out of Mexico through Marten Transport Logistics, LLC, which was established in 2007 and operates pursuant to brokerage authority granted by the United States Department of Transportation, or DOT. We retain the billing, collection and customer management responsibilities. The main factors that affect our Brokerage revenue are the rate per mile and other charges that we receive from our customers.

Operating results of our MRTN de Mexico business which offers our customers door-to-door service between the United States and Mexico with our Mexican partner carriers is reported within our Truckload and Brokerage segments.

In addition to the factors discussed above, our operating revenue is also affected by, among other things, the United States economy, inventory levels, the level of truck and rail capacity in the transportation market, a contracting driver market, severe weather conditions and specific customer demand.

Our operating revenue decreased $132.4 million, or 10.5%, in 2023 from 2022. Our operating revenue, net of fuel surcharges, decreased $81.4 million, or 7.7%, compared with 2022. Truckload segment revenue, net of fuel surcharges, decreased 3.9% from 2022, primarily due to a decrease in our average revenue per tractor, despite an increase in our average fleet size. Dedicated segment revenue, net of fuel surcharges, decreased 0.6% from 2022, primarily due to a decrease in our average revenue per tractor. Intermodal segment revenue, net of fuel surcharges, decreased 24.5% from 2022, primarily due to decreases in both our number of loads and our revenue per load. Brokerage segment revenue decreased 19.0% from 2022, primarily due to decreases in both our revenue per load and our number of loads. Fuel surcharge revenue decreased to $159.4 million in 2023 from $210.4 million in 2022.

Our profitability is impacted by the variable costs of transporting freight for our customers, fixed costs, and expenses containing both fixed and variable components. The variable costs include fuel expense, driver-related expenses, such as wages, benefits, training and recruitment, and independent contractor costs, which are recorded under purchased transportation. Expenses that have both fixed and variable components include maintenance and tire expense and our cost of insurance and claims. These expenses generally vary with the miles we travel, but also have a controllable component based on safety, fleet age, efficiency and other factors. Our main fixed costs relate to the acquisition and subsequent depreciation of long-term assets, such as revenue equipment and operating terminals. We expect our annual cost of tractor and trailer ownership will increase in future periods as a result of higher prices of new equipment, along with any increases in fleet size. Although certain factors affecting our expenses are beyond our control, we monitor them closely and attempt to anticipate changes in these factors in managing our business. For example, fuel prices have significantly fluctuated over the past several years. We manage our exposure to changes in fuel prices primarily through fuel surcharge programs with our customers, as well as through volume fuel purchasing arrangements with national fuel centers and bulk purchases of fuel at our terminals. To help further reduce fuel expense, we have installed and tightly manage the use of auxiliary power units in our tractors to provide climate control and electrical power for our drivers without idling the tractor engine, and also have improved the fuel usage in the temperature-control units on our trailers. For our Intermodal and Brokerage segments, our profitability is impacted by the percentage of revenue which is payable to the providers of the transportation services we arrange. This expense is included within purchased transportation in our consolidated statements of operations.

Our operating income declined 37.1% to $90.1 million in 2023 from $143.3 million in 2022. Our operating expenses as a percentage of operating revenue, or "operating ratio," was 92.0% in 2023 and 88.7% in 2022. Operating expenses as a percentage of operating revenue, with both amounts net of fuel surcharges, increased to 90.7% in 2023 from 86.4% in 2022. Our net income declined 36.2% to $70.4 million, or $0.86 per diluted share, in 2023 from $110.4 million, or $1.35 per diluted share, in 2022.

Our business requires substantial ongoing capital investments, particularly for new tractors and trailers. At December 31, 2023, we had $53.2 million of cash and cash equivalents, $757.4 million in stockholders' equity and no long-term debt outstanding. In 2023, net cash flows provided by operating activities of $164.4 million were primarily used to purchase new revenue equipment, net of proceeds from dispositions, in the amount of $163.9 million, to pay cash dividends of $19.5 million and to construct and upgrade regional operating facilities in the amount of $8.6 million, resulting in a $27.4 million decrease in cash and cash equivalents. We estimate that capital expenditures, net of proceeds from dispositions, will be approximately $165 million in 2024. Quarterly cash dividends of $0.06 per share of common stock were paid in each quarter of 2023 which totaled $19.5 million. We believe our sources of liquidity are adequate to meet our current and anticipated needs for at least the next twelve months. Based upon anticipated cash flows, existing cash and cash equivalents balances, current borrowing availability and other sources of financing we expect to be available to us, we do not anticipate any significant liquidity constraints in the foreseeable future.

We continue to invest considerable time and capital resources to actively implement and promote long-term environmentally sustainable solutions that drive reductions in our fuel and electricity consumption and decrease our carbon footprint. These initiatives include (i) reducing idle time for our tractors by installing and tightly managing the use of auxiliary power units, which are powered by solar panels and provide climate control and electrical power for our drivers without idling the tractor engine, (ii) improving the energy efficiency of our newer, more aerodynamic and well-maintained tractor and trailer fleets by optimizing the equipment's specifications, weight and tractor speed, equipping our tractors with automatic transmissions, converting the refrigeration units in our refrigerated trailers to the new, more-efficient CARB refrigeration units along with increasing the insulation in the trailer walls and installing trailer skirts, and using ultra-fuel efficient and wide-based tires, and (iii) upgrading all of our facilities to indoor and outdoor LED lighting along with converting all of our facilities to solar power. Additionally, we are an active participant in the United States Environmental Protection Agency, or EPA, SmartWay Transport Partnership, in which freight shippers, carriers, logistics companies and other voluntary stakeholders partner with the EPA to measure, benchmark and improve logistics operations to reduce their environmental footprint.

This Management's Discussion and Analysis of Financial Condition and Results of Operations includes discussions of operating revenue, net of fuel surcharge revenue; Truckload, Dedicated and Intermodal revenue, net of fuel surcharge revenue; operating expenses as a percentage of operating revenue, each net of fuel surcharge revenue; and net fuel expense (fuel and fuel taxes net of fuel surcharge revenue and surcharges passed through to independent contractors, outside drayage carriers and railroads). We provide these additional disclosures because management believes these measures provide a more consistent basis for comparing results of operations from period to period. These financial measures in this report have not been determined in accordance with U.S. generally accepted accounting principles (GAAP). Pursuant to Item 10(e) of Regulation S-K, we have included the amounts necessary to reconcile these non-GAAP financial measures to the most directly comparable GAAP financial measures of operating revenue, operating expenses divided by operating revenue, and fuel and fuel taxes.

Results of Operations

The following table sets forth for the years indicated certain operating statistics regarding our revenue and operations:

		2023		2022		2021
Truckload Segment:						
Revenue (in thousands)	$	465,475	$	500,462	$	396,666
Average revenue, net of fuel surcharges, per tractor per week[1]	$	4,377	$	4,898	$	4,315
Average tractors[1]		1,733		1,611		1,539
Average miles per trip		519		510		516
Total miles (in thousands)		155,929		149,868		147,192
Dedicated Segment:						
Revenue (in thousands)	$	408,272	$	429,092	$	329,442
Average revenue, net of fuel surcharges, per tractor per week[1]	$	3,936	$	3,963	$	3,377
Average tractors[1]		1,632		1,631		1,572
Average miles per trip		335		341		322
Total miles (in thousands)		133,163		136,310		128,256
Intermodal Segment:						
Revenue (in thousands)	$	92,078	$	129,765	$	102,245
Loads		25,160		31,862		32,987
Average tractors		159		175		143
Brokerage Segment:						
Revenue (in thousands)	$	165,630	$	204,559	$	145,291
Loads		91,077		95,615		66,512

(1) Includes tractors driven by both company-employed drivers and independent contractors. Independent contractors provided 94, 96 and 93 tractors as of December 31, 2023, 2022 and 2021, respectively.

Comparison of Year Ended December 31, 2023 to Year Ended December 31, 2022

The following table sets forth for the years indicated our operating revenue, operating income and operating ratio by segment, along with the change for each component:

(Dollars in thousands)	2023	2022	Dollar Change 2023 vs. 2022	Percentage Change 2023 vs. 2022
Operating revenue:				
Truckload revenue, net of fuel surcharge revenue	$ 395,565	$ 411,448	$ (15,883)	(3.9)%
Truckload fuel surcharge revenue	69,910	89,014	(19,104)	(21.5)
Total Truckload revenue	465,475	500,462	(34,987)	(7.0)
Dedicated revenue, net of fuel surcharge revenue	334,962	336,973	(2,011)	(0.6)
Dedicated fuel surcharge revenue	73,310	92,119	(18,809)	(20.4)
Total Dedicated revenue	408,272	429,092	(20,820)	(4.9)
Intermodal revenue, net of fuel surcharge revenue	75,887	100,452	(24,565)	(24.5)
Intermodal fuel surcharge revenue	16,191	29,313	(13,122)	(44.8)
Total Intermodal revenue	92,078	129,765	(37,687)	(29.0)
Brokerage revenue	165,630	204,559	(38,929)	(19.0)
Total operating revenue	$ 1,131,455	$ 1,263,878	$ (132,423)	(10.5)%
Operating income/(loss):				
Truckload	$ 24,835	$ 59,392	$ (34,557)	(58.2)%
Dedicated	48,377	50,566	(2,189)	(4.3)
Intermodal	(156)	10,639	(10,795)	(101.5)
Brokerage	17,054	22,747	(5,693)	(25.0)
Total operating income	$ 90,110	$ 143,344	$ (53,234)	(37.1)%
Operating ratio:				
Truckload	94.7%	88.1%		
Dedicated	88.2	88.2		
Intermodal	100.2	91.8		
Brokerage	89.7	88.9		
Consolidated operating ratio	92.0%	88.7%		
Operating ratio, net of fuel surcharges:				
Truckload	93.7%	85.6%		
Dedicated	85.6	85.0		
Intermodal	100.2	89.4		
Brokerage	89.7	88.9		
Consolidated operating ratio, net of fuel surcharges	90.7%	86.4%		

Our operating revenue decreased $132.4 million, or 10.5%, to $1.131 billion in 2023 from $1.264 billion in 2022. Our operating revenue, net of fuel surcharges, decreased $81.4 million, or 7.7%, to $972.0 million in 2023 from $1.053 billion in 2022. This decrease in 2023 was due to a $38.9 million decrease in Brokerage revenue, a $24.6 million decrease in Intermodal revenue, net of fuel surcharges, a $15.9 million decrease in Truckload revenue, net of fuel surcharges, and a $2.0 million decrease in Dedicated revenue, net of fuel surcharges. Fuel surcharge revenue decreased to $159.4 million in 2023 from $210.4 million in 2022.

In addition to the factors discussed below, our profitability across each segment in 2023 was impacted by a freight market which has considerably softened from the exceptionally tight conditions during 2022.

21

Truckload segment revenue decreased $35.0 million, or 7.0%, to $465.5 million in 2023 from $500.5 million in 2022. Truckload segment revenue, net of fuel surcharges, decreased $15.9 million, or 3.9%, to $395.6 million in 2023 from $411.4 million in 2022 primarily due to a decrease in our average revenue per tractor, despite an increase in our average fleet size. The operating ratio increased to 94.7% in 2023 from 88.1% in 2022. Impacting the 2023 operating ratio was a decrease in our average revenue per tractor along with higher company driver compensation, depreciation, maintenance and net fuel costs as a percentage of revenue.

Dedicated segment revenue decreased $20.8 million, or 4.9%, to $408.3 million in 2023 from $429.1 million in 2022. Dedicated segment revenue, net of fuel surcharges, decreased 0.6% primarily due to a decrease in our average revenue per tractor. The operating ratio was 88.2% in each of 2023 and 2022.

Intermodal segment revenue decreased $37.7 million, or 29.0%, to $92.1 million in 2023 from $129.8 million in 2022. Intermodal segment revenue, net of fuel surcharges, decreased 24.5% from 2022 primarily due to decreases in both our number of loads and our revenue per load. The operating ratio in 2023 increased to 100.2% from 91.8% in 2022. Impacting the 2023 operating ratio was a decrease in our revenue per load along with higher net fuel, company driver compensation, depreciation, maintenance, purchased transportation and chassis rental costs as a percentage of revenue.

Brokerage segment revenue decreased $38.9 million, or 19.0%, to $165.6 million in 2023 from $204.6 million in 2022 primarily due to decreases in both our revenue per load and our number of loads. The operating ratio in 2023 of 89.7% was up from 88.9% in 2022. This increase was due to higher costs across most areas of the segment, partially offset by a decrease in the amounts payable to carriers for transportation services which we arranged as a percentage of our Brokerage revenue.

The following table sets forth for the years indicated the dollar and percentage increase or decrease of the items in our consolidated statements of operations, and those items as a percentage of operating revenue:

(Dollars in thousands)	Dollar Change 2023 vs. 2022	Percentage Change 2023 vs. 2022	Percentage of Operating Revenue	
			2023	2022
Operating revenue	$ (132,423)	(10.5)%	100.0%	100.0%
Operating expenses (income):				
Salaries, wages and benefits	(11,486)	(2.9)	33.5	30.9
Purchased transportation	(50,458)	(20.2)	17.6	19.8
Fuel and fuel taxes	(38,134)	(17.4)	15.9	17.3
Supplies and maintenance	11,711	21.0	6.0	4.4
Depreciation	5,708	5.1	10.3	8.8
Operating taxes and licenses	290	2.7	1.0	0.9
Insurance and claims	5,501	10.9	5.0	4.0
Communications and utilities	972	10.6	0.9	0.7
Gain on disposition of revenue equipment	(233)	(1.7)	(1.2)	(1.1)
Other	(3,060)	(8.0)	3.1	3.0
Total operating expenses	(79,189)	(7.1)	92.0	88.7
Operating income	(53,234)	(37.1)	8.0	11.3
Other	(2,979)	(360.2)	(0.3)	(0.1)
Income before income taxes	(50,255)	(34.9)	8.3	11.4
Income taxes expense	(10,274)	(30.4)	2.1	2.7
Net income	$ (39,981)	(36.2)%	6.2%	8.7%

Salaries, wages and benefits consist of compensation for our employees, including both driver and non-driver employees, employees' health insurance, 401(k) plan contributions and other fringe benefits. These expenses vary depending upon the size of our Truckload, Dedicated and Intermodal tractor fleets, the ratio of company drivers to independent contractors, our efficiency, our experience with employees' health insurance claims, changes in health care premiums and other factors. Salaries, wages and benefits expense decreased $11.5 million, or 2.9%, in 2023 from 2022. This decrease resulted primarily from a $9.6 million decrease in bonus compensation expense for our non-driver employees and lower company driver compensation expense of $4.6 million, partially offset by a $4.7 million increase in non-driver compensation expense.

Purchased transportation consists of amounts payable to railroads and carriers for transportation services we arrange in connection with Brokerage and Intermodal operations and to independent contractor providers of revenue equipment. This category will vary depending upon the amount and rates, including fuel surcharges, we pay to third-party railroad and motor carriers, the ratio of company drivers versus independent contractors and the amount of fuel surcharges passed through to independent contractors. Purchased transportation expense decreased $50.5 million in total, or 20.2%, in 2023 from 2022. Amounts payable to carriers for transportation services we arranged in our Brokerage segment decreased $34.1 million to $136.1 million in 2023 from $170.1 million in 2022, primarily due to decreases in both our cost per load and number of loads. Amounts payable to railroads and drayage carriers for transportation services within our Intermodal segment decreased to $47.5 million in 2023 from $65.3 million in 2022, primarily due to decreases in both our number of loads and cost per load. The portion of purchased transportation expense related to independent contractors within our Truckload and Dedicated segments, including fuel surcharges, increased $1.3 million in 2023. We expect our purchased transportation expense to increase as we grow our Intermodal and Brokerage segments.

Fuel and fuel taxes decreased by $38.1 million, or 17.4%, in 2023 from 2022. Net fuel expense (fuel and fuel taxes net of fuel surcharge revenue and surcharges passed through to independent contractors, outside drayage carriers and railroads) increased $5.2 million, or 16.2%, to $37.1 million in 2023 from $31.9 million in 2022. Fuel surcharges passed through to independent contractors, outside drayage carriers and railroads decreased to $16.0 million from $23.8 million in 2022. The United States Department of Energy, or DOE, national average cost of fuel decreased to $4.21 per gallon from $4.99 per gallon in 2022. Despite this price decrease, our net fuel expense increased to 4.6% of Truckload, Dedicated and Intermodal segment revenue, net of fuel surcharges, in 2023 from 3.8% in 2022, primarily due to the record heat in the third quarter of 2023. We have worked diligently to control fuel usage and costs by improving our volume purchasing arrangements and optimizing our drivers' fuel purchases with national fuel centers, focusing on shorter lengths of haul, installing and tightly managing the use of auxiliary power units in our tractors to minimize engine idling and improving fuel usage in the temperature-control units on our trailers. Auxiliary power units, which we have installed in our company-owned tractors, provide climate control and electrical power for our drivers without idling the tractor engine.

Supplies and maintenance consist of repairs, maintenance, tires, parts, oil and engine fluids, along with load-specific expenses including loading/unloading, tolls, pallets and trailer hostling. Our supplies and maintenance expense increased $11.7 million, or 21.0%, from 2022 primarily due to higher outside repair, loading/unloading and parts costs.

Depreciation relates to owned tractors, trailers, containers, auxiliary power units, communication units, terminal facilities and other assets. The $5.7 million, or 5.1%, increase in depreciation in 2023 was primarily due to an increase in our average tractor fleet size during the year, along with higher prices of new equipment. We expect our annual cost of tractor and trailer ownership will increase in future periods as a result of continued higher prices of new equipment, which will result in greater depreciation over the useful life.

Insurance and claims consist of the costs of insurance premiums and accruals we make for claims within our self-insured retention amounts, primarily for personal injury, property damage, physical damage to our equipment, cargo claims and workers' compensation claims. These expenses will vary primarily based upon the frequency and severity of our accident experience, our self-insured retention levels and the market for insurance. The $5.5 million, or 10.9% increase in insurance and claims in 2023 was primarily due to increases in our self-insured cost of physical damage claims related to our revenue equipment, self-insured workers' compensation claim costs and insurance premiums, partially offset by a reduction in our self-insured auto liability claim costs. Our significant self-insured retention exposes us to the possibility of significant fluctuations in claims expense between periods which could materially impact our financial results depending on the frequency, severity and timing of claims.

Gain on disposition of revenue equipment was $13.6 million in 2023, up slightly from $13.4 million in 2022 primarily due to an increase in the number of units sold, offset by a decrease in the average gain for our tractor and trailer sales. Future gains or losses on dispositions of revenue equipment will be impacted by the market for used revenue equipment, which is beyond our control.

Our operating income declined 37.1% to $90.1 million in 2023 from $143.3 million in 2022 as a result of the foregoing factors. Our operating expenses as a percentage of operating revenue, or "operating ratio," was 92.0% in 2023 and 88.7% in 2022. The operating ratio for our Truckload segment was 94.7% in 2023 and 88.1% in 2022, for our Dedicated segment was 88.2% in each of 2023 and 2022, for our Intermodal segment was 100.2% in 2023 and 91.8% in 2022, and for our Brokerage segment was 89.7% in 2023 and 88.9% in 2022. Operating expenses as a percentage of operating revenue, with both amounts net of fuel surcharges, was 90.7% in 2023 and 86.4% in 2022.

Other non-operating income increased to $3.8 million from $827,000 in 2022 due to increased interest income earned on our cash and cash equivalents.

Our effective income tax rate increased to 25.1% in 2023 from 23.5% in 2022 primarily due to increases in per diem and other non-deductible expenses.

As a result of the factors described above, net income declined 36.2% to $70.4 million, or $0.86 per diluted share, in 2023 from $110.4 million, or $1.35 per diluted share, in 2022.

Comparison of Year Ended December 31, 2022 to Year Ended December 31, 2021

The following table sets forth for the years indicated our operating revenue, operating income and operating ratio by segment, along with the change for each component:

(Dollars in thousands)	2022	2021	Dollar Change 2022 vs. 2021	Percentage Change 2022 vs. 2021
Operating revenue:				
Truckload revenue, net of fuel surcharge revenue	$ 411,448	$ 346,289	$ 65,159	18.8%
Truckload fuel surcharge revenue	89,014	50,377	38,637	76.7
Total Truckload revenue	500,462	396,666	103,796	26.2
Dedicated revenue, net of fuel surcharge revenue	336,973	276,883	60,090	21.7
Dedicated fuel surcharge revenue	92,119	52,559	39,560	75.3
Total Dedicated revenue	429,092	329,442	99,650	30.2
Intermodal revenue, net of fuel surcharge revenue	100,452	87,468	12,984	14.8
Intermodal fuel surcharge revenue	29,313	14,777	14,536	98.4
Total Intermodal revenue	129,765	102,245	27,520	26.9
Brokerage revenue	204,559	145,291	59,268	40.8
Total operating revenue	$ 1,263,878	$ 973,644	$ 290,234	29.8%
Operating income:				
Truckload	$ 59,392	$ 51,032	$ 8,360	16.4%
Dedicated	50,566	36,395	14,171	38.9
Intermodal	10,639	9,479	1,160	12.2
Brokerage	22,747	14,783	7,964	53.9
Total operating income	$ 143,344	$ 111,689	$ 31,655	28.3%
Operating ratio:				
Truckload	88.1%	87.1%		
Dedicated	88.2	89.0		
Intermodal	91.8	90.7		
Brokerage	88.9	89.8		
Consolidated operating ratio	88.7%	88.5%		
Operating ratio, net of fuel surcharges:				
Truckload	85.6%	85.3%		
Dedicated	85.0	86.9		
Intermodal	89.4	89.2		
Brokerage	88.9	89.8		
Consolidated operating ratio, net of fuel surcharges	86.4%	87.0%		

Our operating revenue increased $290.2 million, or 29.8%, to $1.264 billion in 2022 from $973.6 million in 2021. Our operating revenue, net of fuel surcharges, increased $197.5 million, or 23.1%, to $1.053 billion in 2022 from $855.9 million in 2021. This increase in 2022 was due to a $65.2 million increase in Truckload revenue, net of fuel surcharges, a $60.1 million increase in Dedicated revenue, net of fuel surcharges, a $59.3 million increase in Brokerage revenue, and a $13.0 million increase in Intermodal revenue, net of fuel surcharges. Fuel surcharge revenue increased to $210.4 million in 2022 from $117.7 million in 2021 primarily due to higher fuel costs.

Truckload segment revenue increased $103.8 million, or 26.2%, to $500.5 million in 2022 from $396.7 million in 2021. Truckload segment revenue, net of fuel surcharges, increased $65.2 million, or 18.8%, to $411.4 million in 2022 from $346.3 million in 2021 primarily due to an increase in our average revenue per tractor. The operating ratio increased to 88.1% in 2022 from 87.1% in 2021. Impacting the 2022 operating ratio were higher company driver compensation, driver recruitment and retention and fuel costs, partially offset by an increase in our average revenue per tractor due to increased rates with our customers.

Dedicated segment revenue increased $99.7 million, or 30.2%, to $429.1 million in 2022 from $329.4 million in 2021. Dedicated segment revenue, net of fuel surcharges, increased 21.7% primarily due to an increase in our average revenue per tractor. The operating ratio in 2022 was positively impacted by an increase in our average revenue per tractor due to increased rates with our customers and reduced depreciation expense as a percentage of revenue, partially offset by higher company driver compensation costs.

Intermodal segment revenue increased $27.5 million, or 26.9%, to $129.8 million in 2022 from $102.2 million in 2021. Intermodal segment revenue, net of fuel surcharges, increased 14.8% from 2021 primarily due to an increase in revenue per load. The operating ratio in 2022 was negatively impacted by higher company driver compensation, chassis rental and amounts payable to railroads as a percentage of our revenue, partially offset by increased rates with our customers.

Brokerage segment revenue increased $59.3 million, or 40.8%, to $204.6 million in 2022 from $145.3 million in 2021 primarily due to an increase in the number of loads. The improvement in the operating ratio in 2022 was primarily due to increased rates with our customers.

The following table sets forth for the years indicated the dollar and percentage increase or decrease of the items in our consolidated statements of operations, and those items as a percentage of operating revenue:

(Dollars in thousands)	Dollar Change 2022 vs. 2021	Percentage Change 2022 vs. 2021	Percentage of Operating Revenue 2022	2021
Operating revenue	$ 290,234	29.8%	100.0%	100.0%
Operating expenses (income):				
Salaries, wages and benefits	72,342	22.8	30.9	32.7
Purchased transportation	56,571	29.3	19.8	19.8
Fuel and fuel taxes	87,283	66.5	17.3	13.5
Supplies and maintenance	10,241	22.5	4.4	4.7
Depreciation	8,452	8.2	8.8	10.5
Operating taxes and licenses	229	2.2	0.9	1.1
Insurance and claims	8,526	20.3	4.0	4.3
Communications and utilities	827	9.9	0.7	0.9
Gain on disposition of revenue equipment	2,916	17.9	(1.1)	(1.7)
Other	11,192	41.6	3.0	2.8
Total operating expenses	258,579	30.0	88.7	88.5
Operating income	31,655	28.3	11.3	11.5
Other	(784)	(1,823.3)	(0.1)	-
Income before income taxes	32,439	29.0	11.4	11.5
Income taxes expense	7,513	28.6	2.7	2.7
Net income	$ 24,926	29.2%	8.7%	8.8%

Salaries, wages and benefits expense increased $72.3 million, or 22.8%, in 2022 from 2021. This increase resulted primarily from additional company driver compensation expense of $53.8 million, a $7.1 million increase in non-driver compensation expense, a $3.8 million increase in employees' health insurance expense as a result of higher self-insured medical claims and a $2.5 million increase in bonus compensation expense for our non-driver employees.

Purchased transportation expense increased $56.6 million in total, or 29.3%, in 2022 from 2021. Amounts payable to carriers for transportation services we arranged in our Brokerage segment increased $49.0 million to $170.1 million in 2022 from $121.1 million in 2021, primarily due to an increase in the cost per load within the tight freight market and growth in load volume. Amounts payable to railroads and drayage carriers for transportation services within our Intermodal segment increased $9.5 million to $65.3 million in 2022 from $55.8 million in 2021 due to higher fuel surcharges paid to the railroads. The portion of purchased transportation expense related to independent contractors within our Truckload and Dedicated segments, including fuel surcharges, decreased $1.9 million in 2022.

Fuel and fuel taxes increased by $87.3 million, or 66.5%, in 2022 from 2021. Net fuel expense (fuel and fuel taxes net of fuel surcharge revenue and surcharges passed through to independent contractors, outside drayage carriers and railroads) increased $5.0 million, or 18.5%, to $31.9 million in 2022 from $26.9 million in 2021. Fuel surcharges passed through to independent contractors, outside drayage carriers and railroads increased to $23.8 million from $13.3 million in 2021. The DOE national average cost of fuel increased to $4.99 per gallon from $3.29 per gallon in 2021. Despite this increase, our net fuel expense was 3.8% of Truckload, Dedicated and Intermodal segment revenue, net of fuel surcharges, in each of 2022 and 2021. We have worked diligently to control fuel usage and costs by improving our volume purchasing arrangements and optimizing our drivers' fuel purchases with national fuel centers, focusing on shorter lengths of haul, installing and tightly managing the use of auxiliary power units in our tractors to minimize engine idling and improving fuel usage in the temperature-control units on our trailers.

Our supplies and maintenance expense increased $10.2 million, or 22.5%, from 2021, primarily due to higher outside repair, parts and tire costs, along with increased loading/unloading and tolls costs.

The $8.5 million, or 20.3%, increase in insurance and claims in 2022 was primarily due to increases in our self-insured auto liability claim costs and in the self-insured cost of physical damage claims related to our revenue equipment.

Gain on disposition of revenue equipment was $13.4 million in 2022, down from $16.3 million in 2021 primarily due to a decrease in the number of units sold, partially offset by an increase in the average gain for our tractor and trailer sales.

The $11.2 million increase in other operating expenses in 2022 was primarily due to increases in costs associated with driver recruitment and retention along with travel and meals expense.

Our operating income improved 28.3% to $143.3 million in 2022 from $111.7 million in 2021 as a result of the foregoing factors. Our operating expenses as a percentage of operating revenue, or "operating ratio," was 88.7% in 2022 and 88.5% in 2021. The operating ratio for our Truckload segment was 88.1% in 2022 and 87.1% in 2021, for our Dedicated segment was 88.2% in 2022 and 89.0% in 2021, for our Intermodal segment was 91.8% in 2022 and 90.7% in 2021, and for our Brokerage segment was 88.9% in 2022 and 89.8% in 2021. Operating expenses as a percentage of operating revenue, with both amounts net of fuel surcharges, improved to 86.4% in 2022 from 87.0% in 2021.

Our effective income tax rate was 23.5% in each of 2022 and 2021.

As a result of the factors described above, net income improved 29.2% to $110.4 million, or $1.35 per diluted share, in 2022 from $85.4 million, or $1.02 per diluted share, in 2021.

Liquidity and Capital Resources

Our business requires substantial ongoing capital investments, particularly for new tractors and trailers. Our primary sources of liquidity are funds provided by operations and our revolving credit facility. A portion of our tractor fleet is provided by independent contractors who own and operate their own equipment. We have no capital expenditure requirements relating to those drivers who own their tractors or obtain financing through third parties.

The table below reflects our net cash flows provided by operating activities, net cash flows used for investing activities and net cash flows used for financing activities for the years indicated.

(In thousands)	**2023**	2022	2021
Net cash flows provided by operating activities	$ **164,378** $	219,489 $	171,204
Net cash flows used for investing activities	**(172,540)**	(134,958)	(123,734)
Net cash flows used for financing activities	**(19,225)**	(60,926)	(56,602)

In August 2019, our Board of Directors approved and we announced an increase from current availability in our existing share repurchase program providing for the repurchase of up to $34.0 million, or approximately 1.8 million shares, of our common stock, which was increased by our Board of Directors to 2.7 million shares in August 2020 to reflect the three-for-two stock split effected in the form of a stock dividend on August 13, 2020. On May 3, 2022, our Board of Directors approved and we announced an additional increase from current availability in our existing share repurchase program providing for the repurchase of up to $50.0 million, or approximately 3.1 million shares, of our common stock. The share repurchase program allows purchases on the open market or through private transactions in accordance with Rule 10b-18 of the Exchange Act. The timing and extent to which we repurchase shares depends on market conditions and other corporate considerations. The repurchase program does not have an expiration date.

We repurchased and retired 1.3 million shares of common stock for $25.0 million in the first quarter of 2022, and 963,000 shares of common stock for $16.8 million in the second quarter of 2022. We did not repurchase any shares in 2023, the third or fourth quarters of 2022, or in 2021. As of December 31, 2023, future repurchases of up to $33.2 million, or approximately 2.2 million shares, were available in the share repurchase program.

In 2023, net cash flows provided by operating activities of $164.4 million were primarily used to purchase new revenue equipment, net of proceeds from dispositions, in the amount of $163.9 million, to pay cash dividends of $19.5 million and to construct and upgrade regional operating facilities in the amount of $8.6 million, resulting in a $27.4 million decrease in cash and cash equivalents. In 2022, net cash flows provided by operating activities of $219.5 million were primarily used to purchase new revenue equipment, net of proceeds from dispositions, in the amount of $120.9 million, to repurchase and retire 2.3 million shares of our common stock for $41.8 million, to pay cash dividends of $19.6 million and to construct and upgrade regional operating facilities in the amount of $11.2 million, resulting in a $23.6 million increase in cash and cash equivalents. In 2021, net cash flows provided by operating activities of $171.2 million were primarily used to purchase new revenue equipment, net of proceeds from dispositions, in the amount of $118.3 million, to pay cash dividends of $54.7 million and to construct and upgrade regional operating facilities in the amount of $4.3 million, resulting in a $9.1 million decrease in cash and cash equivalents.

We estimate that capital expenditures, net of proceeds from dispositions, will be approximately $165 million in 2024. This amount includes commitments to purchase $181 million of new revenue equipment in 2024. Additionally, operating lease obligations total $561,000 through 2028. Quarterly cash dividends of $0.06 per share of common stock were paid in each quarter of 2023 which totaled $19.5 million. Quarterly cash dividends of $0.06 per share of common stock were paid in each quarter of 2022 which totaled $19.6 million. We paid cash dividends totaling $54.7 million in 2021 which consisted of a special dividend of $0.50 per share of common stock in October, along with quarterly cash dividends of $0.04 per share of common stock in March, June, October and December. We currently expect to continue to pay quarterly cash dividends in the future. The payment of cash dividends in the future, and the amount of any such dividends, will depend upon our financial condition, results of operations, cash requirements and certain corporate law requirements, as well as other factors deemed relevant by our Board of Directors. We believe our sources of liquidity are adequate to meet our current and anticipated needs for at least the next twelve months. Based upon anticipated cash flows, existing cash and cash equivalents balances, current borrowing availability and other sources of financing we expect to be available to us, we do not anticipate any significant liquidity constraints in the foreseeable future.

In August 2022, we entered into a credit agreement that provides for an unsecured committed credit facility with an aggregate principal amount of $30.0 million which matures in August 2027. The credit agreement amends, restates and continues in its entirety our previous credit agreement, as amended. At December 31, 2023, there was no outstanding principal balance on the facility. As of that date, we had outstanding standby letters of credit to guarantee settlement of self-insurance claims of $20.7 million and remaining borrowing availability of $9.3 million. At December 31, 2022, there was also no outstanding principal balance on the facility. As of that date, we had outstanding standby letters of credit of $16.1 million on the facility. This facility bears interest at a variable rate based on the Term SOFR Rate plus applicable margins. The interest rate for the facility that would apply to outstanding principal balances was 8.5% at December 31, 2023.

Our credit agreement effective in August 2022 prohibits us from paying, in any fiscal year, stock redemptions and dividends in excess of $150 million. Our previous credit agreement prohibited us from making such payments in excess of 25% of our net income from the prior fiscal year. Waivers allowing stock redemptions and dividends in excess of the 25% limitation in total amounts of up to $80 million in each of 2022 and 2021 were obtained from the lender in March 2022 and August 2021, respectively. The current and previous credit agreements also contain restrictive covenants which, among other matters, require us to maintain compliance with cash flow leverage and fixed charge coverage ratios. We were in compliance with all covenants at December 31, 2023 and December 31, 2022.

Other than our obligations for revenue equipment and operating lease expenditures, along with our outstanding standby letters of credit to guarantee settlement of self-insurance claims, which are each mentioned above, we did not have any material off-balance sheet arrangements at December 31, 2023.

Seasonality

Our tractor productivity generally decreases during the winter season because inclement weather impedes operations and some shippers reduce their shipments. At the same time, operating expenses generally increase, with harsh weather creating higher accident frequency, increased claims, lower fuel efficiency and more equipment repairs.

Critical Accounting Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions about future events and apply judgments that affect the reported amounts of assets, liabilities, revenue and expenses in our consolidated financial statements and related notes. We base our estimates, assumptions and judgments on historical experience, current trends and other factors believed to be relevant at the time our consolidated financial statements are prepared. However, because future events and their effects cannot be determined with certainty, actual results could differ from our estimates and assumptions, and such differences could be material. We believe that the following area involves critical accounting estimates due to the levels of subjectivity and judgment that are necessary to account for its highly uncertain matters, the susceptibility of such matters to change and the potentially material impact these estimates and assumptions could have to our financial condition and operating performance.

Auto Liability and Workers' Compensation Claims Reserves. We self-insure for our portion of claims exposure resulting from auto liability and workers' compensation claims. We are responsible for the first $1.0 million on each auto liability claim and for the first $750,000 on each workers' compensation claim. Additionally, we have $20.7 million in standby letters of credit to guarantee settlement of claims under agreements with our insurance carriers and regulatory authorities. We maintain insurance coverage for per-incident and total losses in excess of these risk retention levels in amounts we consider adequate based upon historical experience and our ongoing review. However, we could suffer a series of losses within our self-insured retention limits or losses over our policy limits which could negatively affect our financial condition and operating results. Our auto liability and workers' compensation claims expense and the related claims reserves will vary primarily based upon the frequency and severity of our accident experience. The total auto liability and workers' compensation claims reserves within the insurance and claims accruals in our consolidated balance sheets were $40.3 million and $39.3 million as of December 31, 2023 and 2022, respectively. The excess of the insurance and claims accruals over these amounts relates to general liability, cargo and property damage claims, along with reserves for physical damage to our equipment and outstanding employees' health insurance claims.

We reserve for the estimated cost of the uninsured portion of pending auto liability and workers' compensation claims, including legal costs. These case reserves are periodically evaluated and adjusted based on our continuing evaluation of the nature and severity of each individual claim. Claims development factors are applied to the total amount of the individual claims' case reserves by year incurred to estimate future claims development based on our historical experience. Our claims development factors phase down each year over nine years for auto liability claims and eleven years for workers' compensation claims from the year incurred. We also ensure that our total recorded auto liability and workers' compensation claims reserves are within a range of reasonable amounts determined in an independent actuarial analysis. There were no changes to our methodology used to estimate our ultimate claims losses in 2023 or 2022. Projection of losses is subject to a high level of estimation uncertainty and actual results could differ from these current estimates. Our estimates require judgments concerning the nature and severity of each claim, historical trends, consultation with actuarial experts, settlement patterns, jury awards, litigation trends and legal interpretations, which are difficult to predict.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

We are exposed to a variety of market risks, most importantly the effects of the price and availability of diesel fuel. We require substantial amounts of diesel fuel to operate our tractors and power the temperature-control units on our trailers. The price and availability of diesel fuel can vary, and are subject to political, economic and market factors that are beyond our control. Significant increases in diesel fuel costs could materially and adversely affect our results of operations and financial condition. Based upon our fuel consumption in 2023, a 5% increase in the average cost of diesel fuel would have increased our fuel expense by $8.8 million.

We have historically been able to pass through a significant portion of long-term increases in diesel fuel prices and related taxes to customers in the form of fuel surcharges. Fuel surcharge programs are widely accepted among our customers, though they can vary somewhat from customer-to-customer. These fuel surcharges, which adjust weekly with the cost of fuel, enable us to recover a substantial portion of the higher cost of fuel as prices increase. These fuel surcharge provisions are not effective in mitigating the fuel price increases related to non-revenue miles or fuel used while the tractor is idling. In addition, we have worked diligently to control fuel usage and costs by improving our volume purchasing arrangements and optimizing our drivers' fuel purchases with national fuel centers, focusing on shorter lengths of haul, installing and tightly managing the use of auxiliary power units in our tractors to minimize engine idling and improving fuel usage in our trailers' refrigeration units.

While we do not currently have any outstanding hedging instruments to mitigate this market risk, we may enter into derivatives or other financial instruments to hedge a portion of our fuel costs in the future.

ITEM 8.   *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended, for Marten Transport, Ltd. and subsidiaries (the "Company"). This system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements, and even when determined to be effective, can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projection of any evaluation of the effectiveness of internal control over financial reporting to future periods is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

Management, with the participation of the Company's Chief Executive Officer and Executive Vice President and Chief Financial Officer, evaluated the effectiveness of the Company's internal control over financial reporting as of December 31, 2023. In making this evaluation, management used the criteria established in the 2013 *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2023. Further, the Company's independent registered public accounting firm, Grant Thornton LLP, has issued a report on the Company's internal controls over financial reporting on page 32 of this Report.

February 28, 2024

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Marten Transport, Ltd.

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of Marten Transport, Ltd. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2023, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of and for the year ended December 31, 2023, and our report dated February 28, 2024 expressed an unqualified opinion on those financial statements.

Basis for opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and limitations of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ GRANT THORNTON LLP

Minneapolis, Minnesota
February 28, 2024

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Marten Transport, Ltd.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Marten Transport, Ltd. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and financial statement schedule included under Item 15(a) (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated February 28, 2024 expressed an unqualified opinion.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Auto and workers' compensation self-insurance reserves

As described further in Note 1 and Note 13 of the consolidated financial statements, the Company self-insures for a portion of their claims exposure resulting from workers' compensation claims and auto liability claims. The Company maintains insurance coverage for per incident and total losses in excess of their risk retention levels in amounts they consider adequate based upon historical experience and their ongoing review. The Company reserves for the estimated cost of the uninsured portion of pending claims, including legal costs. These reserves are periodically evaluated and adjusted based on the Company's evaluation of the nature and severity of outstanding individual claims and an estimate of future claims development based on historical development. Insurance and claims expenses, including the related insurance and claims reserves, will vary primarily based upon the frequency and severity of the Company's accident experience.

We identified the estimation of auto and workers' compensation claims reserves as a critical audit matter. Auto and workers' compensation unpaid claim reserves are determined by projecting the estimated ultimate loss related to a claim, less actual costs paid to date. These estimates rely on the assumption that historical claim patterns are an accurate representation for future claims that have been incurred, but not completely paid. The principal considerations for assessing auto and workers' compensation claims reserves as a critical audit matter are the high level of estimation uncertainty and the level of audit effort and expertise required to audit the reserve related to determining the severity of these types of claims, as well as the inherent subjectivity in management's judgment in estimating the total costs to settle or dispose of these claims.

Our audit procedures related to the accuracy of insurance claims reserves for auto liability and workers' compensation liability claims included the following, among others.

- We tested the effectiveness of controls over auto and workers' compensation claims, including the completeness and accuracy of claim expenses and payments and management's review over actuarial calculations.
- We tested management's process for determining the auto and workers' compensation reserves including evaluating the reasonableness of the methods and assumptions used in estimating the ultimate claim losses with the assistance of an actuarial specialist.
- We tested the claims data used in the actuarial calculation by selecting samples of historical claims data and inspecting source documents to test key attributes of the claims data.

/s/ GRANT THORNTON LLP

We have served as the Company's auditor since 2014.

Minneapolis, Minnesota
February 28, 2024

MARTEN TRANSPORT, LTD.
Consolidated Balance Sheets

(In thousands, except share information)	December 31, 2023	December 31, 2022
ASSETS		
Current assets:		
Cash and cash equivalents	$ 53,213	$ 80,600
Receivables:		
Trade, less allowances of $497 and $500, respectively	105,501	120,702
Other	10,356	7,218
Prepaid expenses and other	27,512	27,320
Total current assets	196,582	235,840
Property and equipment:		
Revenue equipment	996,396	915,866
Buildings and land	108,867	102,877
Office equipment and other	57,073	56,089
Less accumulated depreciation	(370,103)	(346,665)
Net property and equipment	792,233	728,167
Other noncurrent assets	1,524	1,672
Total assets	$ 990,339	$ 965,679
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 36,516	$ 37,299
Insurance and claims accruals	47,017	45,747
Accrued and other current liabilities	26,709	41,264
Total current liabilities	110,242	124,310
Deferred income taxes	122,462	137,041
Noncurrent operating lease liabilities	249	409
Total liabilities	232,953	261,760
Commitments and contingencies (Note 13)		
Stockholders' equity:		
Preferred stock, $.01 par value per share; 2,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $.01 par value per share; 192,000,000 shares authorized; 81,312,168 shares at December 31, 2023, and 81,115,132 shares at December 31, 2022, issued and outstanding	813	811
Additional paid-in capital	49,789	47,188
Retained earnings	706,784	655,920
Total stockholders' equity	757,386	703,919
Total liabilities and stockholders' equity	$ 990,339	$ 965,679

The accompanying notes are an integral part of these consolidated financial statements.

MARTEN TRANSPORT, LTD.
Consolidated Statements of Operations

(In thousands, except per share information)	For the years ended December 31, **2023**	2022	2021
Operating revenue	**$ 1,131,455**	$ 1,263,878	$ 973,644
Operating expenses (income):			
Salaries, wages and benefits	**378,818**	390,304	317,962
Purchased transportation	**199,334**	249,792	193,221
Fuel and fuel taxes	**180,437**	218,571	131,288
Supplies and maintenance	**67,411**	55,700	45,459
Depreciation	**116,722**	111,014	102,562
Operating taxes and licenses	**11,053**	10,763	10,534
Insurance and claims	**56,014**	50,513	41,987
Communications and utilities	**10,149**	9,177	8,350
Gain on disposition of revenue equipment	**(13,612)**	(13,379)	(16,295)
Other	**35,019**	38,079	26,887
Total operating expenses	**1,041,345**	1,120,534	861,955
Operating income	**90,110**	143,344	111,689
Other	**(3,806)**	(827)	(43)
Income before income taxes	**93,916**	144,171	111,732
Income taxes expense	**23,543**	33,817	26,304
Net income	**$ 70,373**	$ 110,354	$ 85,428
Basic earnings per common share	**$ 0.87**	$ 1.35	$ 1.03
Diluted earnings per common share	**$ 0.86**	$ 1.35	$ 1.02
Dividends declared per common share	**$ 0.24**	$ 0.24	$ 0.66

The accompanying notes are an integral part of these consolidated financial statements.

MARTEN TRANSPORT, LTD.
Consolidated Statements of Stockholders' Equity

(In thousands)	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balance at December 31, 2020	82,705	$ 827	$ 85,070	$ 534,436	$ 620,333
Net income	—	—	—	85,428	85,428
Issuance of common stock from share-based payment arrangement exercises, deferred compensation plan distributions and vesting of performance unit awards	329	3	873	—	876
Employee taxes paid in exchange for shares withheld	—	—	(2,743)	—	(2,743)
Share-based payment arrangement compensation expense	—	—	2,518	—	2,518
Dividends on common stock	—	—	—	(54,735)	(54,735)
Balance at December 31, 2021	83,034	830	85,718	565,129	651,677
Net income	—	—	—	110,354	110,354
Repurchase and retirement of common stock	(2,270)	(23)	(41,730)	—	(41,753)
Issuance of common stock from share-based payment arrangement exercises, deferred compensation plan distributions and vesting of performance unit awards	351	4	1,996	—	2,000
Employee taxes paid in exchange for shares withheld	—	—	(1,610)	—	(1,610)
Share-based payment arrangement compensation expense	—	—	2,814	—	2,814
Dividends on common stock	—	—	—	(19,563)	(19,563)
Balance at December 31, 2022	81,115	811	47,188	655,920	703,919
Net income	—	—	—	70,373	70,373
Issuance of common stock from share-based payment arrangement exercises and vesting of performance unit awards	197	2	1,208	—	1,210
Employee taxes paid in exchange for shares withheld	—	—	(926)	—	(926)
Share-based payment arrangement compensation expense	—	—	2,319	—	2,319
Dividends on common stock	—	—	—	(19,509)	(19,509)
Balance at December 31, 2023	81,312	$ 813	$ 49,789	$ 706,784	$ 757,386

The accompanying notes are an integral part of these consolidated financial statements.

MARTEN TRANSPORT, LTD.
Consolidated Statements of Cash Flows

(In thousands)		For the years ended December 31,		
		2023	2022	2021
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:				
Operations:				
Net income	$	**70,373** $	110,354 $	85,428
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation		**116,722**	111,014	102,562
Tires in service amortization		**7,172**	6,604	6,433
Gain on disposition of revenue equipment		**(13,612)**	(13,379)	(16,295)
Deferred income taxes		**(14,579)**	11,878	4,065
Share-based payment arrangement compensation expense		**2,319**	2,814	2,518
Changes in other current operating items:				
Receivables		**12,751**	(23,547)	(16,745)
Prepaid expenses and other		**(3,939)**	(8,227)	(5,749)
Accounts payable		**(3,615)**	11,893	(823)
Insurance and claims accruals		**1,270**	3,733	2,419
Accrued and other current liabilities		**(10,484)**	6,352	7,391
Net cash provided by operating activities		**164,378**	219,489	171,204
CASH FLOWS USED FOR INVESTING ACTIVITIES:				
Revenue equipment additions		**(231,943)**	(162,556)	(193,892)
Proceeds from revenue equipment dispositions		**68,009**	41,695	75,596
Buildings and land, office equipment and other additions		**(8,614)**	(14,067)	(5,402)
Proceeds from buildings and land, office equipment and other dispositions		**53**	8	1
Other		**(45)**	(38)	(37)
Net cash used for investing activities		**(172,540)**	(134,958)	(123,734)
CASH FLOWS USED FOR FINANCING ACTIVITIES:				
Dividends on common stock		**(19,509)**	(19,563)	(54,735)
Repurchase and retirement of common stock		**-**	(41,753)	-
Issuance of common stock from share-based payment arrangement exercises, deferred compensation plan distributions and vesting of performance unit awards		**1,210**	2,000	876
Employee taxes paid in exchange for shares withheld		**(926)**	(1,610)	(2,743)
Net cash used for financing activities		**(19,225)**	(60,926)	(56,602)
NET CHANGE IN CASH AND CASH EQUIVALENTS		**(27,387)**	23,605	(9,132)
CASH AND CASH EQUIVALENTS:				
Beginning of year		**80,600**	56,995	66,127
End of year	$	**53,213** $	80,600 $	56,995
SUPPLEMENTAL NON-CASH DISCLOSURE:				
Change in property and equipment not yet paid	$	**(1,612)** $	10,470 $	(6,187)
Operating lease assets and liabilities acquired	$	**89** $	318 $	-
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:				
Cash paid for:				
Income taxes	$	**36,978** $	23,649 $	21,719
Interest	$	**10** $	65 $	-

The accompanying notes are an integral part of these consolidated financial statements.

MARTEN TRANSPORT, LTD.
Notes to Consolidated Financial Statements
December 31, 2023, 2022 and 2021

1. Summary of Significant Accounting Policies

Nature of business: Marten Transport, Ltd. is a multifaceted business offering a network of time and temperature-sensitive and dry truck-based transportation and distribution capabilities across our five distinct business platforms – Truckload, Dedicated, Intermodal, Brokerage and MRTN de Mexico. We are one of the leading temperature-sensitive truckload carriers in the United States, specializing in transporting and distributing food and other consumer packaged goods that require a temperature-controlled or insulated environment. We operate throughout the United States and into and out of Mexico and Canada.

Principles of consolidation: The accompanying consolidated financial statements include Marten Transport, Ltd. and its subsidiaries. All intercompany accounts and transactions are eliminated upon consolidation.

Cash and cash equivalents: Cash in excess of current operating requirements is invested in short-term, highly liquid investments. We consider all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. We maintain our cash and cash equivalents in bank accounts which, at times, may exceed federally insured limits. We have not experienced any losses in such accounts.

Trade accounts receivable: Trade accounts receivable are recorded at the invoiced amounts, net of an allowance for credit losses. Our allowance for credit losses was $497,000 and $500,000 as of December 31, 2023 and 2022, respectively. A considerable amount of judgment is required in assessing the realization of these receivables including the current creditworthiness of each customer and related aging of the past-due balances, including any billing disputes. In order to assess the collectability of these receivables, we perform ongoing credit evaluations of our customers' financial condition. Through these evaluations, we may become aware of a situation where a customer may not be able to meet its financial obligations due to deterioration of its financial viability, credit ratings or bankruptcy. The allowance for credit losses is based on the best information available to us and is reevaluated and adjusted as additional information is received. We evaluate the allowance based on historical write-off experience, the size of the individual customer balances, past-due amounts and the overall national economy. We review the adequacy of our allowance for credit losses monthly. Invoice balances over 30 days after the contractual due date are considered past due per our policy and are reviewed individually for collectability. Initial payments by new customers are monitored for compliance with contractual terms. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential recovery is considered remote.

Property and equipment: Additions and improvements to property and equipment are capitalized at cost. Maintenance and repair expenditures are charged to operations. Gains and losses on disposals of revenue equipment are included in operations as they are a normal, recurring component of our operations.

Depreciation is computed based on the cost of the asset, reduced by its estimated salvage value, using the straight-line method for financial reporting purposes. We begin depreciating assets in the month that each asset is placed in service and, therefore, is ready for its intended use, and depreciate each asset until it is taken out of service and available for sale. Accelerated methods are used for income tax reporting purposes. Following is a summary of estimated useful lives for financial reporting purposes:

	Years
Tractors	5
Trailers	7
Refrigerated containers	12
Service and other equipment	3 - 15
Buildings and improvements	20 - 40

In 2023, we replaced our company-owned tractors within an average of 4.1 years and our trailers within an average of 8.0 years after purchase. Our useful lives for depreciating tractors is five years, for trailers is seven years and for refrigerated containers is 12 years, with a 25% salvage value for tractors, a 35% salvage value for trailers and no salvage value for refrigerated containers. These salvage values are based upon the expected market values of the equipment after five years for tractors and seven years for trailers. Depreciation expense calculated in this manner approximates the continuing declining value of the revenue equipment and continues at a consistent straight-line rate for units held beyond the normal replacement cycle.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less the costs to sell.

Tires in service: The cost of original equipment and replacement tires placed in service is capitalized. Amortization is calculated based on cost, less estimated salvage value, using the straight-line method over 24 months. Tire amortization, which is included within supplies and maintenance in our consolidated statements of operations, was $7.2 million in 2023, $6.6 million in 2022 and $6.4 million in 2021. The current portion of capitalized tires in service is included in prepaid expenses and other in the accompanying consolidated balance sheets. The long-term portion of capitalized tires in service and the estimated salvage value are included in revenue equipment in the accompanying consolidated balance sheets. The cost of recapping tires is charged to operations as incurred.

Income taxes: Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We have reflected the necessary deferred tax assets and liabilities in the accompanying consolidated balance sheets. We believe the future tax deductions will be realized principally through future reversals of existing taxable temporary differences and future taxable income.

In the ordinary course of business there is inherent uncertainty in quantifying our income tax positions. We assess our income tax positions and record tax benefits for all years subject to examination based upon management's evaluation of the facts, circumstances and information available at the reporting dates. For those tax positions where it is more-likely-than-not that a tax benefit will be sustained, we have recorded the largest amount of tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where it is not more-likely-than-not that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements. Potential accrued interest and penalties related to unrecognized tax benefits are recognized as a component of income tax expense.

Insurance and claims: We self-insure, in part, for losses relating to workers' compensation, auto liability, general liability, cargo and property damage claims, along with employees' health insurance, with varying risk retention levels. We are responsible for the first $1.0 million on each auto liability claim. We are also responsible for the first $750,000 on each workers' compensation claim. We maintain insurance coverage for per-incident and total losses in excess of these risk retention levels in amounts we consider adequate based upon historical experience and our ongoing review. We reserve currently for the estimated cost of the uninsured portion of pending claims, including legal costs. These reserves are periodically evaluated and adjusted based on our evaluation of the nature and severity of outstanding individual claims and an estimate of future claims development based on historical development. Under agreements with our insurance carriers and regulatory authorities, we have $20.7 million in standby letters of credit to guarantee settlement of claims.

Revenue recognition: We account for our revenue in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, 606, *Revenue from Contracts with Customers*. The current revenue standard requires us to recognize revenue and related expenses within each of our four reporting segments over time as our customers simultaneously receive and consume benefits as we perform the freight services.

We account for revenue of our Intermodal and Brokerage segments and revenue on freight transported by independent contractors within our Truckload and Dedicated segments on a gross basis because we are the principal service provider controlling the promised service before it is transferred to each customer. We are primarily responsible for fulfilling the promise to provide each specified service to each customer. We bear the primary risk of loss in the event of cargo claims by our customers. We also have complete control and discretion in establishing the price for each specified service. Accordingly, all such revenue billed to customers is classified as operating revenue and all corresponding payments to carriers for transportation services we arrange in connection with brokerage and intermodal activities and to independent contractor providers of revenue equipment are classified as purchased transportation expense within our consolidated statements of operations. See Note 14 for more information.

Our largest customer, Walmart, accounted for 19% of our revenue excluding fuel surcharges in 2023 and 19% of our trade receivables as of December 31, 2023, 21% of our revenue in 2022 and 22% of our trade receivables as of December 31, 2022, and 23% of our revenue in 2021. During each of 2023, 2022 and 2021, approximately 99% of our revenue was generated within the United States.

Share-based payment arrangement compensation: Under our stock incentive plans, all of our employees and any subsidiary employees, as well as all of our non-employee directors, may be granted stock-based awards, including incentive and non-statutory stock options and performance unit awards. We account for share-based payment arrangements in accordance with FASB ASC 718, *Compensation-Stock Compensation*, which requires all share-based payments to employees and non-employee directors, including grants of employee stock options and performance unit awards, to be recognized in the income statement based on their fair values at the date of grant.

Earnings per common share: Basic earnings per common share is computed by dividing net income by the weighted-average number of common shares outstanding during the year. Diluted earnings per common share is computed by dividing net income by the sum of the weighted-average number of common shares outstanding plus all additional common shares that would have been outstanding if potentially dilutive common shares related to stock options and performance unit awards had been issued using the treasury stock method.

Segment reporting: We report our operating segments in accordance with accounting standards codified in FASB ASC 280, *Segment Reporting*. We have five current operating segments that are aggregated into four reporting segments (Truckload, Dedicated, Intermodal and Brokerage) for financial reporting purposes. See Note 14 for more information.

Use of estimates: We must make estimates and assumptions to prepare the consolidated financial statements in conformity with U.S. generally accepted accounting principles. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities in the consolidated financial statements and the reported amount of revenue and expenses during the reporting period. These estimates are primarily related to insurance and claims accruals and depreciation. Ultimate results could differ from these estimates.

2. Details of Consolidated Balance Sheet Accounts

Prepaid expenses and other: As of December 31, prepaid expenses and other consisted of the following:

(In thousands)	2023	2022
Parts and tires inventory	$ 6,286	$ 5,427
License fees	5,557	6,029
Tires in service	4,984	5,330
Insurance premiums	4,608	4,054
Contract assets	2,106	2,746
Other	3,971	3,734
	$ 27,512	$ 27,320

Accrued and other current liabilities: As of December 31, accrued and other current liabilities consisted of the following:

(In thousands)	2023		2022
Accrued expenses	$	10,575	$	14,426
Vacation		9,612		9,776
Salaries and wages		3,800		14,750
Other		2,722		2,312
	$	26,709	$	41,264

3. Long-Term Debt

In August 2022, we entered into a credit agreement that provides for an unsecured committed credit facility with an aggregate principal amount of $30.0 million which matures in August 2027. The credit agreement amends, restates and continues in its entirety our previous credit agreement, as amended. At December 31, 2023, there was no outstanding principal balance on the facility. As of that date, we had outstanding standby letters of credit to guarantee settlement of self-insurance claims of $20.7 million and remaining borrowing availability of $9.3 million. At December 31, 2022, there was also no outstanding principal balance on the facility. As of that date, we had outstanding standby letters of credit of $16.1 million on the facility. This facility bears interest at a variable rate based on the Term SOFR Rate plus applicable margins. The interest rate for the facility that would apply to outstanding principal balances was 8.5% at December 31, 2023.

Our credit agreement effective in August 2022 prohibits us from paying, in any fiscal year, stock redemptions and dividends in excess of $150 million. Our previous credit agreement prohibited us from making such payments in excess of 25% of our net income from the prior fiscal year. Waivers allowing stock redemptions and dividends in excess of the 25% limitation in total amounts of up to $80 million in each of 2022 and 2021 were obtained from the lender in March 2022 and August 2021, respectively. The current and previous credit agreements also contain restrictive covenants which, among other matters, require us to maintain compliance with cash flow leverage and fixed charge coverage ratios. We were in compliance with all covenants at December 31, 2023 and December 31, 2022.

4. Related Party Transactions

The following related party transactions occurred during the three years ended December 31, 2023:

(a)   We purchase tires and obtain related services from a company in which one of our directors is the chairman of the board and chief executive officer. We paid that company $195,000 in 2023, $477,000 in 2022 and $306,000 in 2021 for tires and related services. In addition, we paid $2.0 million in each of 2023, 2022 and 2021 to tire manufacturers for tires that were provided by the same company. The same company received commissions from the tire manufacturers related to these purchases. We did not have any accounts payable to that company as of December 31, 2023. Payables to that company were $29,000 at December 31, 2022.

(b)   We paid $8,000 in 2023 and $10,000 in 2022 for building repairs to a company in which one of our directors is the chief executive officer and the principal stockholder. No payments were made to that company for services in 2021. We did not have any accounts payable to that company as of December 31, 2023 or 2022.

5. Income Taxes

The components of the income taxes expense consisted of the following:

(In thousands)	2023	2022	2021
Current:			
Federal	$ 33,416	$ 18,025	$ 18,872
State	4,706	3,914	3,367
Total current	38,122	21,939	22,239
Deferred:			
Federal	(13,526)	9,795	3,462
State	(1,053)	2,083	603
Total deferred	(14,579)	11,878	4,065
Total expense	$ 23,543	$ 33,817	$ 26,304

The federal statutory income tax rate is reconciled to the effective income tax rate as follows:

	2023	2022	2021
Federal statutory income tax rate	21%	21%	21%
Increase in taxes arising from state income taxes, net of federal income tax benefit	3	3	3
Per diem and other non-deductible expenses	2	-	-
Other, net	(1)	(1)	-
Effective tax rate	25%	23%	24%

As of December 31, the net deferred tax liability consisted of the following:

(In thousands)	2023	2022
Deferred tax assets:		
Reserves and accrued liabilities	$ 13,126	$ 13,244
Other	1,212	1,597
	14,338	14,841
Deferred tax liabilities:		
Depreciation	133,634	148,285
Prepaid expenses	3,166	3,597
	136,800	151,882
Net deferred tax liability	$ 122,462	$ 137,041

We have not provided a valuation allowance against deferred tax assets at December 31, 2023 or 2022. We believe the deferred tax assets will be realized principally through future reversals of existing taxable temporary differences (deferred tax liabilities) and future taxable income.

Our reserves for unrecognized tax benefits were $434,000 as of December 31, 2023 and $438,000 as of December 31, 2022. The $4,000 decrease in the amount reserved relates to current period tax positions. If recognized, $343,000 of the unrecognized tax benefits as of December 31, 2023 would favorably impact our effective tax rate. Potential interest and penalties related to unrecognized tax benefits of $14,000 and $10,000 were recognized in our financial statements as of December 31, 2023 and 2022, respectively. The federal statute of limitations remains open for 2020 and forward. We file tax returns in numerous state jurisdictions with varying statutes of limitations.

6. Earnings per Common Share

Basic and diluted earnings per common share were computed as follows:

(In thousands, except per share amounts)	2023	2022	2021
Numerator:			
Net income	$ 70,373	$ 110,354	$ 85,428
Denominator:			
Basic earnings per common share - weighted-average shares	81,272	81,692	82,872
Effect of dilutive stock options	141	267	536
Diluted earnings per common share - weighted-average shares and assumed conversions	81,413	81,959	83,408
Basic earnings per common share	$ 0.87	$ 1.35	$ 1.03
Diluted earnings per common share	$ 0.86	$ 1.35	$ 1.02

Options totaling 173,300, 541,500 and 605,550 equivalent shares were outstanding but were not included in the calculation of diluted earnings per share for 2023, 2022 and 2021, respectively, because including the options in the denominator would be antidilutive, or decrease the number of weighted-average shares, due to their exercise prices exceeding the average market price of the common shares, or because inclusion of average unrecognized compensation expense in the calculation would cause the options to be antidilutive.

Unvested performance unit awards (see Note 10) totaling 106,582, 16,632 and 71,734 equivalent shares for 2023, 2022 and 2021, respectively, were considered outstanding but were not included in the calculation of diluted earnings per share because inclusion of average unrecognized compensation expense in the calculation would cause the performance units to be antidilutive.

7. Share Repurchase Program

In August 2019, our Board of Directors approved and we announced an increase from current availability in our existing share repurchase program providing for the repurchase of up to $34.0 million, or approximately 1.8 million shares, of our common stock, which was increased by our Board of Directors to 2.7 million shares in August 2020 to reflect the three-for-two stock split effected in the form of a stock dividend on August 13, 2020. On May 3, 2022, our Board of Directors approved and we announced an additional increase from current availability in our existing share repurchase program providing for the repurchase of up to $50.0 million, or approximately 3.1 million shares, of our common stock. The share repurchase program allows purchases on the open market or through private transactions in accordance with Rule 10b-18 of the Exchange Act. The timing and extent to which we repurchase shares depends on market conditions and other corporate considerations. The repurchase program does not have an expiration date.

We repurchased and retired 1.3 million shares of common stock for $25.0 million in the first quarter of 2022, and 963,000 shares of common stock for $16.8 million in the second quarter of 2022. We did not repurchase any shares in 2023, the third or fourth quarters of 2022, or in 2021. As of December 31, 2023, future repurchases of up to $33.2 million, or approximately 2.2 million shares, were available in the share repurchase program.

8. Dividends

In 2010, we announced a regular cash dividend program to our stockholders, subject to approval each quarter. Quarterly cash dividends of $0.06 per share of common stock were paid in each quarter of 2023 which totaled $19.5 million. Quarterly cash dividends of $0.06 per share of common stock were paid in each quarter of 2022 which totaled $19.6 million. We paid cash dividends totaling $54.7 million in 2021 which consisted of a special dividend of $0.50 per share of common stock in October, along with quarterly cash dividends of $0.04 per share of common stock in March, June, October and December.

9. Leases

We lease facilities, drop yards, office space, land, chassis and equipment. All leases are classified as operating leases. We do not have any financing leases. Payments for operating leases that extend beyond 12 months are fixed.

Some leases include options to renew, with renewal terms that can extend the lease term from six months to five years. The exercise of lease renewal options is at our sole discretion and is considered in the determination of the operating lease assets and lease liabilities once reasonably certain of exercise.

Management has elected to apply the short-term lease exemption to leases with an initial term of 12 months or less and these leases are not capitalized. This primarily affects drop yards and chassis, for which we recognize lease expense on a straight-line basis over the lease term.

As of December 31, the classification of operating leases in our consolidated balance sheets was as follows:

(In thousands)		2023		2022
Assets:				
Other noncurrent assets (a)	$	517	$	710
Liabilities:				
Accrued and other current liabilities		268		301
Noncurrent operating lease liabilities		249		409
Total liabilities	$	517	$	710

(a) Operating lease asset balances at December 31, 2023 and 2022.

The maturity of the operating lease liabilities is as follows:

		Amount
Maturities:		
2024	$	296
2025		125
2026		64
2027 thru 2028		76
Total lease payments		561
Adjust to present value		(44)
Total operating lease liabilities	$	517

The weighted-average remaining lease term at December 31, 2023 was 33 months and at December 31, 2022 was 39 months. The weighted-average discount rate was 5.1% at December 31, 2023 and 4.4% at December 31, 2022. The operating leases identified do not specify implicit rates, accordingly, we use our incremental borrowing rate at the time of lease inception to determine the present value of lease payments.

Operating lease assets obtained in exchange for lease obligations in 2023 and 2022 totaled $89,000 and $318,000, respectively. We paid $332,000 of cash for capitalized operating leases during 2023 and $285,000 during 2022.

Total operating lease expense for 2023 was $6.5 million and for 2022 was $5.7 million. These amounts are reported within other operating expenses in our consolidated statements of operations and include $6.2 million and $5.4 million, respectively, of short-term lease expense with an initial term of 12 months or less.

10. Employee Benefits

Equity Incentive Plans - In May 2015, our stockholders approved our 2015 Equity Incentive Plan (the "2015 Plan"). Our Board of Directors adopted the 2015 Plan in March 2015. Under our 2015 Plan, each of our employees and any subsidiary employees, as well as all of our non-employee directors, may be granted stock-based awards, including non-statutory stock options, performance unit awards and shares of common stock, of which 2,674,431 shares have been awarded as of December 31, 2023. Stock options expire within 7 or 10 years after the date of grant and the exercise price must be at least the fair market value of our common stock on the date of grant. Stock options issued to employees are generally exercisable beginning one year from the date of grant in cumulative amounts of 20% per year. Performance unit awards are subject to vesting requirements over a five-year period, based on our earnings growth and service with us. Options exercised and performance unit award shares issued represent newly issued shares.

At our 2019 Annual Meeting of Stockholders held on May 7, 2019, our stockholders approved an amendment to the Marten Transport, Ltd. 2015 Equity Incentive Plan, which was previously approved and adopted by our Board of Directors, subject to approval by our stockholders. The amendment increased the number of shares of common stock authorized for issuance under the 2015 Plan by 1.3 million shares and the number of shares of common stock authorized for issuance pursuant to full-value awards by 558,334 shares. The amendment also adjusted certain numbers to reflect the stock split that occurred in July 2017.

On August 13, 2020, we effected a three-for-two stock split of our common stock, $0.01 par value, in the form of a 50% stock dividend. In July 2020, our Board of Directors approved an increase to reflect the three-for-two stock split in the number of shares of common stock authorized for issuance under the 2015 plan, along with in the number of shares reserved for issuance under all outstanding options and performance unit awards and shares held within our Deferred Compensation Plan. As a result, the number of shares authorized for issuance under the 2015 Plan, as amended, increased to 3,950,000 shares.

As of December 31, 2023, there were 838,150 shares reserved for issuance under options outstanding and 226,715 shares reserved for issuance under outstanding performance unit awards under the 2015 Plan. The 2015 Plan replaced our 2005 Stock Incentive Plan (the "2005 Plan"), which expired by its terms in May 2015.

Under the 2005 Plan, officers, directors and employees were granted non-statutory stock options and performance unit awards with similar terms to the options and awards under the 2015 Plan. As of December 31, 2023, there were no remaining shares reserved for issuance under options issued within the 2005 Plan. As of the same date, there were also no remaining shares reserved for issuance under performance unit awards issued within the 2005 Plan. No additional awards will be granted under the 2005 Plan.

We use the Black-Scholes option pricing model to calculate the grant-date fair value of option awards. The fair value of service-based option awards granted was estimated as of the date of grant using the following weighted average assumptions:

	2023	2022	2021
Expected option life in years[1]	**6.0**	6.0	6.0
Expected stock price volatility percentage[2]	**28%**	26%	27%
Risk-free interest rate percentage[3]	**4.1%**	2.9%	1.2%
Expected dividend yield[4]	**1.14%**	1.13%	0.91%
Fair value as of the date of grant	$ **6.63**	$ 5.79	$ 4.29

(1) Expected option life – We use historical employee exercise and option expiration data to estimate the expected life assumption for the Black-Scholes grant-date valuation. We believe that this historical data is currently the best estimate of the expected term of a new option. We use a weighted-average expected life for all awards.

(2) Expected stock price volatility – We use our stock's historical volatility for the same period of time as the expected life. We have no reason to believe that its future volatility will differ from the past.

(3) Risk-free interest rate – The rate is based on the U.S. Treasury yield curve in effect at the time of the grant for the same period of time as the expected life.

(4)   Expected dividend yield – The calculation is based on the total expected annual dividend payout divided by the average stock price.

Compensation costs associated with service-based option awards with graded vesting are recognized, net of an estimated forfeiture rate, on a straight-line basis over the requisite service period, which is the period between the grant date and the award's stated vesting term. Service-based option awards become immediately exercisable in full in the event of death or disability and upon a change in control with respect to all options that have been outstanding for at least six months.

In May 2017, we granted 163,754 performance unit awards under our 2015 Equity Incentive Plan to certain employees. This was our eighth grant of such awards. As of December 31, 2017 and each December 31st thereafter through December 31, 2021, each award vested and became the right to receive a number of shares of common stock equal to a total vesting percentage multiplied by the number of units subject to such award. The total vesting percentage for each of the five years was equal to the sum of a performance vesting percentage, which was the percentage increase, if any, in our net income for the year being measured over the prior year, and a service vesting percentage of ten percentage points. All payments were made in shares of our common stock. One half of the vested performance units were paid to the employees immediately upon vesting, with the other half being credited to the employees' accounts within the Marten Transport, Ltd. Deferred Compensation Plan, which restricted the sale of vested shares to the later of each employee's termination of employment or attainment of age 62. We also granted 65,013 performance unit awards in May 2017 and 3,000 awards in August 2017 with similar terms to such awards, except that all vested performance units were paid to the employees immediately upon vesting.

In May 2018, we granted 68,550 performance unit awards under our 2015 Equity Incentive Plan with similar terms to the awards granted in 2017. We also granted 42,000 performance unit awards in May 2018 and 3,000 awards in August 2018 with similar terms to such awards, except that all vested performance units were paid to the employees immediately upon vesting. These awards granted in 2018 vested from December 31, 2018 through 2022. We also granted 3,000 performance unit awards in December 2018 with similar terms to the awards granted in August 2018, except that the awards vested from December 31, 2019 through 2023.

In May 2019, we granted 60,000 performance unit awards under our 2015 Equity Incentive Plan with similar terms to the awards granted in 2017. We also granted 45,000 performance unit awards in May 2019 with similar terms to such awards, except that all vested performance units were paid to the employees immediately upon vesting. These awards granted in 2019 vested from December 31, 2019 through 2023.

In May 2020, we granted 73,205 performance unit awards under our 2015 Equity Incentive Plan with similar terms to awards granted in 2017, except that all vested performance units will be paid to the employees immediately upon vesting. These awards granted in 2020 vest from December 31, 2020 through 2024.

In May 2021, we granted 98,400 performance unit awards under our 2015 Equity Incentive Plan with similar terms to awards granted in 2020. These awards granted in 2021 vest from December 31, 2021 through 2025.

In May 2022, we granted 102,900 performance unit awards, and in August 2022, we granted 21,000 performance unit awards, under our 2015 Equity Incentive Plan with similar terms to awards granted in 2020. These awards granted in 2022 vest from December 31, 2022 through 2026.

In May 2023, we granted 114,044 performance unit awards under our 2015 Equity Incentive Plan with similar terms to awards granted in 2020. These awards granted in 2023 vest from December 31, 2023 through 2027.

In May 2020, our Compensation Committee and Board of Directors approved the termination of our deferred compensation plan. The termination was effective in May 2021. All shares of our common stock within the plan were distributed by March 2022.

The fair value of each performance unit is based on the closing market price on the date of grant. We recognize compensation expense for these awards based on the estimated number of units probable of achieving the vesting requirements of the awards, net of an estimated forfeiture rate.

The amount of share-based compensation recognized during a period is based on the value of the portion of the awards that are ultimately expected to vest. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. We currently expect, based on an analysis of our historical forfeitures and known forfeitures on existing awards, that approximately 1.25% of unvested outstanding awards will be forfeited each year. This analysis will be re-evaluated on a quarterly basis and the forfeiture rate will be adjusted as necessary. Ultimately, the actual expense recognized over the vesting period will only be for those shares that vest.

Total share-based compensation expense recorded in 2023 was $2.3 million ($1.7 million net of income tax benefit, $0.02 earnings per basic and diluted share), in 2022 was $2.8 million ($2.2 million net of income tax benefit, $0.03 earnings per basic and diluted share) and in 2021 was $2.5 million ($1.9 million net of income tax benefit, $0.02 earnings per basic and diluted share). All share-based compensation expense was recorded in salaries, wages and benefits expense.

As of December 31, 2023, there was a total of $1.8 million of unrecognized compensation expense related to unvested service-based option awards, which is expected to be recognized over a weighted-average period of 3.0 years, and $3.7 million of unrecognized compensation expense related to unvested performance unit awards, which will be recorded based on the estimated number of units probable of achieving the vesting requirements of the awards through 2027.

Option activity in 2023 was as follows:

	Shares		Weighted-Average Exercise Price
Outstanding at December 31, 2022	915,391	$	15.84
Granted	39,000		21.44
Exercised	(106,941)		11.30
Forfeited	(9,300)		18.35
Outstanding at December 31, 2023	838,150	$	16.65
Exercisable at December 31, 2023	431,850	$	15.12

The 838,150 options outstanding as of December 31, 2023 have a weighted-average remaining contractual life of 3.9 years and an aggregate intrinsic value based on our closing stock price on December 29, 2023 for in-the-money options of $3.8 million. The 431,850 options exercisable as of the same date have a weighted-average remaining contractual life of 2.9 years and an aggregate intrinsic value, similarly calculated, of $2.6 million.

The fair value of options granted in 2023, 2022 and 2021 was $258,000, $819,000 and $1.8 million, respectively, for service-based options. The total intrinsic value of options exercised in 2023, 2022 and 2021 was $1.1 million, $2.0 million and $789,000, respectively. Intrinsic value is the difference between the fair value of the acquired shares at the date of exercise and the exercise price, multiplied by the number of options exercised. Proceeds received from option exercises in 2023, 2022 and 2021 were $2.4 million, $4.0 million and $1.7 million, respectively.

Nonvested service-based option awards as of December 31, 2023 and changes during 2023 were as follows:

	Shares		Weighted-Average Grant Date Fair Value	Weighted-Average Remaining Contractual Life (in Years)
Nonvested at December 31, 2022	544,150	$	4.62	5.5
Granted	39,000		6.63	6.6
Vested	(167,550)		4.44	3.9
Forfeited	(9,300)		5.01	5.2
Nonvested at December 31, 2023	406,300	$	4.88	5.0

The total fair value of options which vested during 2023, 2022 and 2021 was $744,000, $691,000 and $411,000, respectively.

The following table summarizes our nonvested performance unit award activity in 2023:

	Shares		Weighted-Average Grant Date Fair Value
Nonvested at December 31, 2022	121,867	$	17.83
Granted	114,044		20.49
Vested	(47,511)(1)		17.56
Nonvested at December 31, 2023	188,400	$	19.51

(1)   This number of performance unit award shares vested based on our financial performance in 2023 and will be distributed in March 2024. The fair value of unit award shares that vested in 2023 was $834,000.

Retirement Savings Plan - We sponsor a defined contribution retirement savings plan under Section 401(k) of the Internal Revenue Code. Employees are eligible for the plan after three months of service. Participants are able to contribute up to the limit set by law, which in 2023 was $22,500 for participants less than age 50 and $30,000 for participants age 50 and above. We contribute 35% of each participant's contribution, up to a total of 6% contributed. Our contribution vests at the rate of 20% per year for the first through fifth years of service. In addition, we may make elective contributions as determined by the Board of Directors. No elective contributions were made in 2023, 2022 or 2021. Total expense recorded for the plan was $3.9 million in 2023, $4.0 million in 2022 and $3.0 million in 2021.

Stock Purchase Plans - An Employee Stock Purchase Plan and an Independent Contractor Stock Purchase Plan are sponsored to encourage employee and independent contractor ownership of our common stock. Eligible participants specify the amount of regular payroll or contract payment deductions and voluntary cash contributions that are used to purchase shares of our common stock. The purchases are made at the market price on the open market. We pay the broker's commissions and administrative charges for purchases of common stock under the plans.

11. Termination of Deferred Compensation Plan

In August 2010, our Board of Directors approved and adopted the Marten Transport, Ltd. Deferred Compensation Plan. The deferred compensation plan was an unfunded, nonqualified deferred compensation plan designed to allow board elected officers and other select members of our management designated by our Compensation Committee to save for retirement on a tax-deferred basis.

Under the terms of the plan, each participant was eligible to defer portions of their base pay, annual bonus or receipt of common stock otherwise payable under a vested performance unit award. Each participant could have elected a fixed distribution date for the participant's deferral account, other than certain required performance unit award deferrals credited to the discretionary account, which were to be distributed after the later of the date of the participant's termination of employment or the date the participant attains age 62. Upon termination of a participant's employment with us, the plan required a lump-sum distribution of the deferral account, excluding the required performance unit award deferrals, unless the participant had elected an installment distribution. Upon a participant's death, the plan provided that a participant's distributions accelerate and be paid in a lump sum to the participant's beneficiary. We had the ability to terminate the plan and accelerate distributions to participants, but only to the extent and at the times permitted under Section 409A of the Internal Revenue Code of 1986, as amended. We had the ability to terminate the plan and accelerate distributions upon a change in control, which was not a payment event under the plan. In conjunction with the approval of the plan, our Board of Directors also adopted an amendment to the Marten Transport, Ltd. 2005 Stock Incentive Plan to allow for deferral of receipt of income from a performance unit award under the plan. Such deferral is also provided for within the Marten Transport, Ltd. 2015 Equity Incentive Plan.

In May 2020, our Compensation Committee and Board of Directors approved the termination of our deferred compensation plan. The termination was effective in May 2021. All shares of our common stock within the plan were distributed by March 2022.

12. Fair Value of Financial Instruments

The carrying amounts of cash equivalents, accounts receivable and accounts payable approximate fair value because of the short maturity of these instruments.

13. Commitments and Contingencies

We are committed to new revenue equipment purchases of $181 million in 2024. Operating lease obligation expenditures through 2028 total $561,000.

We self-insure, in part, for losses relating to workers' compensation, auto liability, general liability, cargo and property damage claims, along with employees' health insurance, with varying risk retention levels. We maintain insurance coverage for per-incident and total losses in excess of these risk retention levels in amounts we consider adequate based upon historical experience and our ongoing review, and reserve currently for the estimated cost of the uninsured portion of pending claims.

We are also involved in other legal actions that arise in the ordinary course of business. A number of trucking companies, including us, have been subject to lawsuits alleging violations of various federal and state wage and hour laws. A number of these lawsuits have resulted in the payment of substantial settlements or damages by the defendants.

The outcome of all litigation is difficult to assess or quantify, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. The cost to defend litigation may also be significant. Not all claims are covered by our insurance, and there can be no assurance that our coverage limits will be adequate to cover all amounts in dispute. To the extent we experience claims that are uninsured, exceed our coverage limits or cause increases in future premiums, the resulting expense could have a materially adverse effect on our business and operating results. Based on our present knowledge of the facts and, in certain cases, advice of outside counsel, management believes the resolution of open claims and pending litigation, taking into account existing reserves, is not likely to have a materially adverse effect on our consolidated financial statements, however, any future liability claims or adverse developments in existing claims could impact this analysis.

14. Revenue and Business Segments

We account for our revenue in accordance with FASB ASC 606, *Revenue from Contracts with Customers*. We combine our five current operating segments into four reporting segments (Truckload, Dedicated, Intermodal and Brokerage) for financial reporting purposes. These four reporting segments are also the appropriate categories for the disaggregation of our revenue under FASB ASC 606.

We have strategically transitioned from a refrigerated long-haul carrier to a multifaceted business offering a network of time and temperature-sensitive and dry truck-based transportation and distribution capabilities across our five distinct business platforms – Truckload, Dedicated, Intermodal, Brokerage and MRTN de Mexico.

Our Truckload segment provides a combination of regional short-haul and medium-to-long-haul full-load transportation services. We transport food and other consumer packaged goods that require a temperature-controlled or insulated environment, along with dry freight, across the United States and into and out of Mexico and Canada. Our agreements with customers are typically for one year.

Our Dedicated segment provides customized transportation solutions tailored to meet individual customers' requirements, utilizing temperature-controlled trailers, dry vans and other specialized equipment within the United States. Our agreements with customers range from three to five years and are subject to annual rate reviews.

Generally, we are paid by the mile for our Truckload and Dedicated services. We also derive Truckload and Dedicated revenue from fuel surcharges, loading and unloading activities, equipment detention and other accessorial services. The main factors that affect our Truckload and Dedicated revenue are the rate per mile we receive from our customers, the percentage of miles for which we are compensated, the number of miles we generate with our equipment and changes in fuel prices. We monitor our revenue production primarily through average Truckload and Dedicated revenue, net of fuel surcharges, per tractor per week. We also analyze our average Truckload and Dedicated revenue, net of fuel surcharges, per total mile, non-revenue miles percentage, the miles per tractor we generate, our fuel surcharge revenue, our accessorial revenue and our other sources of operating revenue.

Our Intermodal segment transports our customers' freight within the United States utilizing our refrigerated containers on railroad flatcars for portions of trips, with the balance of the trips using our tractors or, to a lesser extent, contracted carriers. The main factors that affect our Intermodal revenue are the rate per mile and other charges we receive from our customers.

Our Brokerage segment develops contractual relationships with and arranges for third-party carriers to transport freight for our customers in temperature-controlled trailers and dry vans within the United States and into and out of Mexico through Marten Transport Logistics, LLC, which was established in 2007 and operates pursuant to brokerage authority granted by the United States Department of Transportation, or DOT. We retain the billing, collection and customer management responsibilities. The main factors that affect our Brokerage revenue are the rate per mile and other charges that we receive from our customers.

Operating results of our MRTN de Mexico business which offers our customers door-to-door service between the United States and Mexico with our Mexican partner carriers is reported within our Truckload and Brokerage segments.

Our customer agreements are typically for one-year terms except for our Dedicated agreements which range from three to five years with annual rate reviews. Under FASB ASC 606, the contract date for each individual load within each of our four reporting segments is generally the date that each load is tendered to and accepted by us. For each load transported within each of our four reporting segments, the entire amount of revenue to be recognized is a single performance obligation and our agreements with our customers detail the per-mile charges for line haul and fuel surcharges, along with the rates for loading and unloading, stop offs and drops, equipment detention and other accessorial services, which is the transaction price. There are no discounts that would be a material right or consideration payable to a customer. We are required to recognize revenue and related expenses over time, from load pickup to delivery, for each load within each of our four reporting segments. We base our calculation of the amount of revenue to record in each period for individual loads picking up in one period and delivering in the following period using the number of hours estimated to be incurred within each period applied to each estimated transaction price. Contract assets for this estimated revenue which are classified within prepaid expenses and other within our consolidated balance sheets were $2.1 million and $2.7 million as of December 31, 2023 and December 31, 2022, respectively. We had no impairment losses on contract assets in 2023 or 2022. We bill our customers for loads after delivery is complete with standard payment terms of 30 days.

The following table sets forth for the years indicated our operating revenue and operating income by segment. We do not prepare separate balance sheets by segment and, as a result, assets are not separately identifiable by segment.

(Dollars in thousands)	2023		2022		2021
Operating revenue:					
Truckload revenue, net of fuel surcharge revenue	$ 395,565	$	411,448	$	346,289
Truckload fuel surcharge revenue	69,910		89,014		50,377
Total Truckload revenue	465,475		500,462		396,666
Dedicated revenue, net of fuel surcharge revenue	334,962		336,973		276,883
Dedicated fuel surcharge revenue	73,310		92,119		52,559
Total Dedicated revenue	408,272		429,092		329,442
Intermodal revenue, net of fuel surcharge revenue	75,887		100,452		87,468
Intermodal fuel surcharge revenue	16,191		29,313		14,777
Total Intermodal revenue	92,078		129,765		102,245
Brokerage revenue	165,630		204,559		145,291
Total operating revenue	$ 1,131,455	$	1,263,878	$	973,644
Operating income/(loss):					
Truckload	$ 24,835	$	59,392	$	51,032
Dedicated	48,377		50,566		36,395
Intermodal	(156)		10,639		9,479
Brokerage	17,054		22,747		14,783
Total operating income	$ 90,110	$	143,344	$	111,689

Truckload segment depreciation expense was $61.6 million, $56.4 million and $52.1 million, Dedicated segment depreciation expense was $46.2 million, $45.6 million and $43.0 million, Intermodal segment depreciation expense was $7.1 million, $7.5 million and $6.3 million, and Brokerage segment depreciation expense was $1.9 million, $1.5 million and $1.2 million, in 2023, 2022 and 2021, respectively.

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

ITEM 9A. *CONTROLS AND PROCEDURES*

As required by Rule 13a-15 under the Securities Exchange Act of 1934 ("Exchange Act"), we have carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this report. This evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and our Executive Vice President and Chief Financial Officer. Based upon that evaluation, our Chief Executive Officer and our Executive Vice President and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2023. There were no changes in our internal control over financial reporting that occurred during the period covered by this report that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting. We intend to periodically evaluate our disclosure controls and procedures as required by the Exchange Act Rules.

We have included Management's Annual Report on Internal Control Over Financial Reporting in Item 8 above.

ITEM 9B. *OTHER INFORMATION*

None.

ITEM 9C. *DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.*

Not applicable.

PART III

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

A.   Directors of the Registrant.

The information in the "Election of Directors--Information About Nominees" and "Election of Directors--Other Information About Nominees" sections of our 2024 Proxy Statement is incorporated in this Report by reference.

B.   Executive Officers of the Registrant.

Information about our executive officers is included in this Report under Item 4A, "Information About our Executive Officers."

C.   Procedure for Director Nominations by Security Holders.

There have been no material changes to the procedures by which security holders may recommend nominees to our board of directors.

D.   Audit Committee Financial Expert.

The information in the "Election of Directors—Board and Board Committees" section of our 2024 Proxy Statement is incorporated in this Report by reference.

E.   Identification of the Audit Committee.

The information in the "Election of Directors—Board and Board Committees" section of our 2024 Proxy Statement is incorporated in this Report by reference.

F.   Code of Ethics for Senior Financial Management.

Our Code of Ethics for Senior Financial Management applies to each of our executive officers, including our principal executive officer and principal financial officer, along with our Senior Vice President of Finance and Controller, and meets the requirements of the SEC. We have posted our Code of Ethics for Senior Financial Management on our website at *www.marten.com*. We intend to disclose any amendments to and any waivers from a provision of our Code of Ethics for Senior Financial Management on our website within five business days following such amendment or waiver.

ITEM 11. *EXECUTIVE COMPENSATION*

The information in the "Election of Directors--Director Compensation," "Compensation and Other Benefits" and "Compensation Discussion and Analysis" sections of our 2024 Proxy Statement is incorporated in this Report by reference.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

The information in the "Security Ownership of Certain Beneficial Owners and Management" and "Compensation and Other Benefits--Equity Compensation Plan Information" sections of our 2024 Proxy Statement is incorporated in this Report by reference.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

The information in the "Related Party Transactions" and "Election of Directors--Board and Board Committees" sections of our 2024 Proxy Statement is incorporated in this Report by reference.

ITEM 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

The information in the "Fees of Independent Auditors" section of our 2024 Proxy Statement is incorporated in this Report by reference.

PART IV

ITEM 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

(a) 1. Financial Statements (See Part II, Item 8 of this Report):

2. Financial Statement Schedules (Consolidated Financial Statement Schedule Included in Part IV of this Report):

Schedules not listed above have been omitted as the required information is inapplicable or the information is presented in the consolidated financial statements or related notes.

3. **Exhibits:**

The exhibits to this Report are listed below. A copy of any of the exhibits listed will be sent at a reasonable cost to any stockholder as of March 8, 2024. Requests should be sent to James J. Hinnendael, Executive Vice President and Chief Financial Officer, at our corporate headquarters. The following exhibits are filed with or incorporated by reference into this Annual Report on Form 10-K:

Item No.	Item	Filing Method
3.1	Amended and Restated Certificate of Incorporation effective August 11, 2003	Incorporated by reference to Exhibit 4.1 of the Company's Amendment No. 2 to Registration Statement on Form S-2 (File No. 333-107367).
3.2	Amendment to Amended and Restated Certificate of Incorporation effective May 25, 2005	Incorporated by reference to Exhibit 3.3 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 (File No. 0-15010).
3.3	Second Amendment to Amended and Restated Certificate of Incorporation effective June 1, 2015	Incorporated by reference to Exhibit 3.4 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2015 (File No. 0-15010).
3.4	Third Amendment to Amended and Restated Certificate of Incorporation effective May 18, 2018	Incorporated by reference to Exhibit 3.5 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2018 (File No. 0-15010).
3.5	Amended and Restated Bylaws effective August 15, 2023	Incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K filed August 21, 2023.
4.1	Specimen form of the Company's Common Stock Certificate	Incorporated by reference to Exhibit 4.1 of the Company's Registration Statement on Form S-1 (File No. 33-8108). (Filed on paper – hyperlink is not required pursuant to Rule 105 of Regulation S-T).
4.2	Amended and Restated Certificate of Incorporation effective August 11, 2003	See Exhibit 3.1 above.
4.3	Amendment to Amended and Restated Certificate of Incorporation effective May 25, 2005	See Exhibit 3.2 above.
4.4	Second Amendment to Amended and Restated Certificate of Incorporation effective June 1, 2015	See Exhibit 3.3 above.
4.5	Third Amendment to Amended and Restated Certificate of Incorporation effective May 18, 2018	See Exhibit 3.4 above.
4.6	Amended and Restated Bylaws effective August 15, 2023	See Exhibit 3.5 above.
4.7	Description of Company's Common Stock	Filed with this Report.
10.1	Marten Transport, Ltd. 2005 Stock Incentive Plan	Incorporated by reference to Exhibit 10.18 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 (File No. 0-15010).

Item No.	Item	Filing Method
10.2	Credit Agreement, dated as of August 31, 2006, by and among Marten Transport, Ltd., as borrower, the banks party thereto as lenders, and U.S. Bank National Association, as agent for the lenders	Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed September 6, 2006.
10.3	First Amendment to Credit Agreement, effective as of January 1, 2007, by and among Marten Transport, Ltd., as borrower, the banks party thereto as lenders, and U.S. Bank National Association, as agent for the lenders	Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed January 5, 2007.
10.4	Form of Amended and Restated Change in Control Severance Agreement	Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed August 15, 2007.
10.5	Second Amendment to Credit Agreement, effective as of November 30, 2007, by and among Marten Transport, Ltd., as borrower, the banks party thereto as lenders, and U.S. Bank National Association, as agent for the lenders	Incorporated by reference to Exhibit 10.14 of the Company's Annual Report on Form 10-K for the year ended December 31, 2007 (File No. 0-15010).
10.6	Form of First Amendment to Amended and Restated Change in Control Severance Agreement	Incorporated by reference to Exhibit 10.18 of the Company's Annual Report on Form 10-K for the year ended December 31, 2008 (File No. 0-15010).
10.7	Form of Indemnification Agreement	Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed February 22, 2010.
10.8	Amendment to the Marten Transport, Ltd. 2005 Stock Incentive Plan	Incorporated by reference to Exhibit 10.17 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 (File No. 0-15010).
10.9	Marten Transport, Ltd. Deferred Compensation Plan	Incorporated by reference to Exhibit 10.18 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 (File No. 0-15010).
10.10	Form of Second Amendment to Amended and Restated Change in Control Agreement	Incorporated by Reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed March 8, 2011.
10.11	Third Amendment to Credit Agreement, dated as of May 27, 2011, by and among Marten Transport, Ltd. as borrower, the banks party thereto as lenders, and U.S. Bank National Association, as agent for the lenders	Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed May 31, 2011.

Item No.	Item	Filing Method
10.12	Executive Officer Performance Incentive Plan	Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed March 5, 2012.
10.13	Fourth Amendment to Credit Agreement, dated as of December 10, 2012, between Marten Transport, Ltd. as borrower and U.S. Bank National Association	Incorporated by reference to Exhibit 10.18 of the Company's Annual Report on Form 10-K for the year ended December 31, 2012 (File No. 0-15010).
10.14	Fifth Amendment to Credit Agreement, dated as of December 22, 2014, by and among Marten Transport, Ltd., as borrower, the banks party thereto as lenders, and U.S. Bank National Association, as agent for the lenders	Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed December 29, 2014.
10.15	Form of Non-Statutory Stock Option Agreement for the 2015 Equity Incentive Plan	Incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K filed May 15, 2015.
10.16	Form of Performance Unit Awards Agreement for the 2015 Equity Incentive Plan	Incorporated by reference to Exhibit 10.4 of the Company's Current Report on Form 8-K filed May 15, 2015.
10.17	Marten Transport, Ltd. 2015 Equity Incentive Plan	Incorporated by reference to Exhibit 10.21 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2015 (File No. 0-15010).
10.18	Sixth Amendment to Credit Agreement, dated as of November 4, 2015, by and among Marten Transport, Ltd., as borrower, the banks party thereto as lenders, and U.S. Bank National Association, as agent for the lenders	Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed November 6, 2015.
10.19	Amended and Restated Executive Officer Performance Incentive Plan	Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed December 4, 2015.
10.20	Seventh Amendment to Credit Agreement, dated as of December 6, 2016, by and among Marten Transport, Ltd., as borrower, the banks party thereto as lenders, and U.S. Bank National Association, as agent for the lenders	Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed December 12, 2016.
10.21	Second Amended and Restated Executive Officer Performance Incentive Plan	Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed August 18, 2017.
10.22	Eighth Amendment to Credit Agreement, dated as of August 24, 2018, by and among Marten Transport, Ltd., as borrower, the banks party thereto as lenders, and U.S. Bank National Association, as agent for the lenders	Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed August 28, 2018.

Item No.	Item	Filing Method
10.23	Marten Transport, Ltd. 2015 Equity Incentive Plan, as amended	Incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K filed May 13, 2019.
10.24	Ninth Amendment to Credit Agreement, dated as of August 13, 2019, by and among Marten Transport, Ltd., as borrower, the banks party thereto as lenders, and U.S. Bank National Association, as agent for the lenders	Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed August 14, 2019.
10.25	Form of Performance Unit Award Agreement for the 2015 Equity Incentive Plan	Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed May 11, 2020.
10.26	Tenth Amendment to Credit Agreement, dated as of November 18, 2020, by and among Marten Transport, Ltd., as borrower, the banks party thereto as lenders, and U.S. Bank National Association, as agent for the lenders	Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed November 18, 2020.
10.27	Eleventh Amendment to Credit Agreement, dated as of August 17, 2021, by and among Marten Transport, Ltd., as borrower, the banks party thereto as lenders, and U.S. Bank National Association, as agent for the lenders	Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed August 20, 2021.
10.28	Twelfth Amendment to Credit Agreement, dated as of March 1, 2022, by and among Marten Transport, Ltd., as borrower, the banks party thereto as lenders, and U.S. Bank National Association, as agent for the lenders	Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed March 2, 2022.
10.29	Credit Agreement, dated as of August 16, 2022, by and among Marten Transport, Ltd., as borrower, the banks party thereto, and U.S. Bank National Association, as agent for the banks	Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed August 22, 2022.
10.30	Named Executive Officer Compensation	Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed May 8, 2023.
23.1	Consent of Grant Thornton LLP	Filed with this Report.
31.1	Certification pursuant to Item 601(b)(31) of Regulation S-K, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, by Timothy M. Kohl, the Registrant's Chief Executive Officer (Principal Executive Officer)	Filed with this Report.
31.2	Certification pursuant to Item 601(b)(31) of Regulation S-K, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, by James J. Hinnendael, the Registrant's Executive Vice President and Chief Financial Officer (Principal Financial Officer)	Filed with this Report.

Item No.	Item	Filing Method
32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed with this Report.
97.1	Marten Transport, Ltd. Clawback Policy	Filed with this Report.
101	The following financial information from Marten Transport, Ltd.'s Annual Report on Form 10-K for the period ended December 31, 2023, filed with the SEC on February 28, 2024, formatted in iXBRL, or Inline eXtensible Business Reporting Language: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Stockholders' Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements	Filed with this Report.
104	The cover page from Marten Transport, Ltd.'s Annual Report on Form 10-K for the period ended December 31, 2023, formatted in iXBRL, included in Exhibit 101	Filed with this Report.

ITEM 16.   *FORM 10-K SUMMARY*

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Marten Transport, Ltd., the Registrant, has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 28, 2024   MARTEN TRANSPORT, LTD.

By /s/ Timothy M. Kohl
   Timothy M. Kohl
   Chief Executive Officer
   (Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below on February 28, 2024, by the following persons on behalf of the Registrant and in the capacities indicated.

Signature	Title
/s/ Randolph L. Marten Randolph L. Marten	Executive Chairman of the Board and Director
/s/ James J. Hinnendael James J. Hinnendael	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ Larry B. Hagness Larry B. Hagness	Director
/s/ Thomas J. Winkel Thomas J. Winkel	Director
/s/ Jerry M. Bauer Jerry M. Bauer	Director
/s/ Robert L. Demorest Robert L. Demorest	Director
/s/ Ronald R. Booth Ronald R. Booth	Director
/s/ Kathleen P. Iverson Kathleen P. Iverson	Director
/s/ Patricia L. Jones Patricia L. Jones	Director

SCHEDULE II
MARTEN TRANSPORT, LTD.

Valuation and Qualifying Accounts and Reserves
(In thousands)

Description	Balance at Beginning of Year	Charged to Costs and Expenses	Deductions	Balance at End of Year
Insurance and claims accruals:				
Year ended December 31, 2023	$ 45,747	$ 71,230	$ (69,960) [1]	$ 47,017
Year ended December 31, 2022	42,014	67,790	(64,057) [1]	45,747
Year ended December 31, 2021	39,595	55,342	(52,923) [1]	42,014
Allowance for doubtful accounts:				
Year ended December 31, 2023	500	-	(3) [2]	497
Year ended December 31, 2022	348	350	(198) [2]	500
Year ended December 31, 2021	348	-	- [2]	348

(1)   Claims payments
(2)   Write-off of bad debts, net of recoveries

See report of independent registered public accounting firm.

Corporate Information

Corporate Headquarters

129 Marten Street
Mondovi, Wisconsin 54755
Telephone: (715) 926-4216
Fax: (800) 461-0384
www.marten.com

Stockholder Information

Additional copies of our 2023 Annual Report on Form 10-K as filed with the Securities and Exchange Commission are available by writing to James J. Hinnendael, executive vice president and chief financial officer, at our corporate headquarters.

Annual Meeting

Stockholders, employees and friends may attend our annual meeting on Tuesday, May 7, 2024, at 2:00 p.m. at the Roger Marten Community Center, 120 South Franklin Street, Mondovi, Wisconsin.

Stock Listing

NASDAQ Global Select Market symbol: MRTN

Legal Counsel

Fox Rothschild LLP
33 South Sixth Street, Suite 3600
Minneapolis, Minnesota 55402

Independent Registered Public Accounting Firm

Grant Thornton LLP
241 Fifth Avenue North, Suite 600
Minneapolis, Minnesota 55401

Transfer Agent and Registrar

Computershare Shareowner Services

Stockholder correspondence mailing address:
P.O. Box 43078
Providence, Rhode Island 02940-3078

Overnight correspondence address:
150 Royall Street, Suite 101
Canton, Massachusetts 02021

Telephone: (866) 637-5412
TDD: (800) 231-5469
Foreign: (201) 680-6578
www.computershare.com/investor

Stockholder online inquiries:
www-us.computershare.com/investor/contact

Direct communications about stock certificates or a change of address to Computershare Shareowner Services.



Executive Officers and Directors

Randolph L. Marten
Executive Chairman of the Board and Director

Timothy M. Kohl
Chief Executive Officer

Douglas P. Petit
President

James J. Hinnendael
Executive Vice President and Chief Financial Officer

Adam D. Phillips
Executive Vice President and Chief Operating Officer

Randall J. Baier
Executive Vice President and Chief Technology Officer

Patrick J. Pazderka
Secretary
Partner,
Fox Rothschild LLP
Minneapolis, Minnesota

Larry B. Hagness
Director
Chief Executive Officer,
Durand Builders Service, Inc.
Durand, Wisconsin

Thomas J. Winkel
Director
Management Consultant
Pewaukee, Wisconsin

Jerry M. Bauer
Director
Chairman of the Board and Chief Executive Officer,
Bauer Built, Inc.
Durand, Wisconsin

Robert L. Demorest
Director
Business Consultant and Retired President,
Chief Executive Officer and Chairman of the Board,
MOCON, Inc.
Minneapolis, Minnesota

Ronald R. Booth
Director
Retired Partner,
KPMG LLP
Dellwood, Minnesota

Kathleen P. Iverson
Director
Retired President, Chief Executive Officer and
Chairman of the Board,
CyberOptics Corporation
Chanhassen, Minnesota

Patricia L. Jones
Director
Founder and Chief Executive Officer,
Culture Circus LLC
Minneapolis, Minnesota

The 2023 Annual Report is printed on recycled paper.







MARTEN TRANSPORT, LTD. 129 MARTEN STREET   MONDOVI, WISCONSIN 54755   TELEPHONE: (715) 926-4216   FAX: (800) 461-0384   www.marten.com